EXPRESS

2022 Annual Report

EXPRESS

Tim Baxter, Chief Executive Officer



Dear Fellow Shareholders,

Since early 2020 when we launched the EXPRESSway Forward strategy, we have been transforming Express from being known as a store in the mall to a brand with a purpose, powered by a styling community. In January of 2023, we began a strategic partnership with WHP Global and a new chapter to transform our Company to create long-term shareholder value.

The gross proceeds from that transaction generated $260 million which strengthened our balance sheet, and provided us with capital to repay our term loan and a portion of our revolving credit facility; and just a few months later, we announced the joint acquisition of menswear brand and retail innovator Bonobos.

In this chapter of our transformation to create long-term shareholder value, we will focus on achieving profitable growth in our core Express business; optimizing our fully integrated omnichannel platform; accelerating growth & profitability in partnership with WHP Global; and operating with consistent and rigorous financial discipline.

The Express brand is guided by our EXPRESSway Forward strategy and we continued to advance each of its foundational pillars of Product, Brand, Customer, and Execution in 2022.

Our Express men's business delivered a record year with positive comparable sales of 12% and growth in all major categories.

Our Express brand purpose — *We Create Confidence. We Inspire Self-Expression.* — is resonating and our styling community is growing. We recruited 1500 Style Editors, held 171 brand events, and generated 1.7 billion marketing and 510 billion PR impressions.

We are operating with the highest number of loyalty program members in our Company's history, saw strong spend per customer and were named one of the best loyalty programs by *Newsweek*.

Our Retail stores delivered positive comparable sales of 5%, and our Express Factory Outlets delivered positive comparable sales of 4% and record sales and profit; we opened six Express Edit concept stores in four key markets with strong results; and we continued to refine our 'in real life' pilot store model and apply learnings across the balance of our fleet.

While we've made significant progress, we have not yet delivered on our long term goal of a mid-single-digit operating margin. We are acting with urgency and taking the necessary steps to improve the profitability of the business.

Our UpWest brand had a great year with sales growth of 43%. Digital sales continued to grow, we expanded the brick & mortar fleet to 13 stores and successfully launched the brand's first wholesale relationship with Nordstrom.

As part of our commitment to create long-term shareholder value, we advanced our Environmental, Social and Governance (ESG) commitment. We established ESG governance committees to provide oversight and ensure cross-functional alignment, and presented our ESG mission and goals for the ongoing advancement of our Diversity, Equity & Inclusion; Giving & Mentoring; and Conscious Sourcing & Product initiatives on our corporate website. We launched five Community@Express affinity groups led by our DE&I Stewards and members of our Executive Leadership Team to provide forums for awareness, understanding and allyship; and were recognized by *Forbes* Best Employers for Diversity as #80 out of 500. Our Dream Big Project partnership with Big Brothers Big Sisters of America continued, and through corporate, associate and customer donations, we provided $1.6 million in support of the Big Futures mentorship program.

We launched our Employer Value Proposition with a new career website featuring associate stories and experiences; introduced VP- and Director-level leadership development programs to advance their capabilities; elevated our campus career fair presentation and formed relationships with five top undergraduate institutions to build a pipeline of early career talent; and redesigned our summer internship program with an outcome of 5400 applications for 30 spots. Recognizing the highly competitive talent market, we enhanced our benefits offerings to include mental health resources and an expanded parental leave program, and expanded our Flex@Express hybrid work model.

While each of the above is meaningful, we consider our most significant accomplishment the formation of the strategic partnership with WHP Global as we begin the next phase of our Company's transformation to create long-term shareholder value.

This is a bold new chapter for EXPR and I look forward to updating you on our progress.

Tim Baxter
Chief Executive Officer
April 28, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-34742

EXPRESS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**26-2828128**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1 Express Drive **Columbus, Ohio**	**43230**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (614) 474-4001

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	EXPR	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of July 30, 2022: $111,275,008.

The number of outstanding shares of the registrant's common stock was 73,761,930 as of February 25, 2023.

DOCUMENT INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders, which is expected to be filed with the Commission within 120 days after the end of the registrant's 2022 fiscal year ("Proxy Statement for our 2023 Annual Meeting of Stockholders"), to be held on June 7, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "potential," "intend," "believe," "may," "will," "should," "can have," "likely," "continue to," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, and financial results; our plans, objectives, strategies, and initiatives for future operations or growth; the expected outcome of such plans, objectives, strategies, and initiatives; or expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including, but not limited to those under the heading "Risk Factors" in Part I, Item 1A in this Annual Report on Form 10-K. Those factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this Annual Report on Form 10-K. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events, except as required by law, including the securities laws of the United States and rules and regulations of the Securities and Exchange Commission ("SEC").

RISK FACTOR SUMMARY

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found under the heading "**Risk Factors**" in Part I, Item 1A in this Annual Report on Form 10-K:

Operational and Industry Risks

- general economic conditions and changes in consumer spending, including as a result of recent high inflation and fears of a potential recession;

- customer traffic at malls, shopping centers, and at our stores;

- the COVID-19 pandemic has had, and may in the future have, an adverse effect on our business operations, financial condition, liquidity and cash flow;

- competition from other retailers;

- our dependence upon independent third parties to manufacture all of our merchandise;

- changes in the availability and cost of raw materials, labor, and freight;

- labor shortages;

- supply chain disruption and increased tariffs;

- geopolitical risks, including impacts from the ongoing conflict between Russia and Ukraine and increased tensions between China and Taiwan;

- difficulties associated with our third-party owned distribution facilities;

- natural disasters, extreme weather, public health issues, including pandemics, fire, and other events that cause business interruption; and

- our reliance on third parties to provide us with certain key services for our business.

Strategic Risks

- our ability to identify and respond to new and changing fashion trends, customer preferences, and other related factors including selling through inventory at an appropriate price;

- fluctuations in our sales, results of operations, and cash levels on a seasonal basis and due to a variety of other factors, including our product offerings relative to customer demand, the mix of merchandise we sell, promotions, inventory levels, and sales mix between stores and eCommerce;

- our dependence on a strong brand image;

- our ability to adapt to changes in consumer behavior and develop and maintain a relevant and reliable omnichannel experience for our customers;

- our dependence upon key executive management; and

- our ability to execute our growth strategy, including but not limited to, engaging our customers and acquiring new ones, executing with precision to accelerate sales and profitability, putting product first, and reinvigorating our brand.

Risks Related to our Strategic Partnership with WHP

- our ability to realize success in our strategic partnership with WHP and the potential for the relationship with WHP to divert resources away from existing operations or expose us to liabilities; and

- our inability to realize the benefits and synergies of the transaction.

Information Technology Risks

- the failure or breach of information systems upon which we rely;

- the increase of our employees working remotely and use of technology for work functions; and

- our ability to protect our customer data from fraud and theft.

Financial Risks

- our substantial lease obligations;

- restrictions imposed on us under the terms of our current credit facility, including asset based requirements related to inventory levels, ability to make additional borrowings, and restrictions on our ability to repurchase shares of our common stock;

- our inability to maintain compliance with covenants in our current credit facility; and

- impairment charges on property and equipment and our right of use assets.

Legal, Regulatory and Compliance Risks

- claims made against us resulting in litigation or changes in laws and regulations applicable to our business;

- our inability to protect our trademarks or other intellectual property rights that may preclude the use of our trademarks or other intellectual property around the world;

- changes in tax requirements, results of tax audits, and other factors including timing of tax refund receipts, that may cause fluctuations in our effective tax rate and operating results; and

- our failure to maintain adequate internal controls.

Stock Ownership Risk Factors

- our inability to pay dividends and repurchase shares;

- our charter documents and applicable law may discourage or delay acquisition attempts;

- our failure to regain compliance with the continued listing requirements of the New York Stock Exchange ("NYSE"), or any future failure to meet those requirements, could result in the delisting of our common stock;

- our shares of common stock may experience extreme volatility and purchases of our common stock could incur substantial losses;

- our stock price may incur rapid and substantial increases or decreases that may not coincide in timing with the disclosure of news or developments affecting us;

- potential short squeezes related to our common stock have led to, and could again lead to, extreme price volatility in shares of our common stock; and

- information available in public media that is published by third parties, including blogs, articles, message boards and social and other media may include statements not attributable to us and may not be reliable or accurate.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. For a discussion of these risks and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements, please refer to "**Item 1A. Risk Factors**" included elsewhere in this Annual Report. The forward-looking statements included in this Annual Report are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

PART I

ITEM 1. BUSINESS.

In this section, "Express", "we", "us", "the Company", and "our" refer to Express, Inc. and its consolidated subsidiaries as a combined entity. Our fiscal year ends on the Saturday closest to January 31. Fiscal years are referred to by the calendar year in which the fiscal year commences. All references herein to the Company's fiscal years are as follows:

Fiscal Year	Year Ended	Number of Weeks
2022	January 28, 2023	52
2021	January 29, 2022	52
2020	January 30, 2021	52

GENERAL

Express, Inc., together with its subsidiaries ("Express" or the "Company"), is a fashion retail company whose business includes an omnichannel operating platform, physical and online stores, and a multi-brand portfolio that includes Express and UpWest. The Express brand launched in 1980 with the idea that style, quality and value should all be found in one place. Today, Express is a brand with a purpose - *We Create Confidence. We Inspire Self-Expression.* - powered by a styling community. UpWest launched in 2019 with a purpose to Provide Comfort for People & Planet.

As of January 28, 2023, we operated 553 stores across the United States and in Puerto Rico, including 198 factory outlet stores. Our stores are located primarily in high-traffic shopping malls, lifestyle centers, outlet centers, and street locations, and average approximately 8,200 gross square feet. We also sell our products through our online store, www.express.com, our mobile app, as well as through franchisees who operate Express locations in Latin America pursuant to franchise agreements. Our 2022 merchandise sales were comprised of 92% apparel and 8% accessories and other and 52% women's and 48% men's.

WHP Strategic Partnership

On December 8, 2022, we entered into a strategic partnership with WHP Global ("WHP"), a leading global brand management firm. The mutually transformative strategic partnership advances our omnichannel platform which is expected to drive accelerated, long-term growth through the acquisition and operation of a portfolio of brands. The Company and WHP also formed EXP Topco, LLC, an intellectual property joint venture (the "Joint Venture"), intended to scale the Express brand through new domestic category licensing and international expansion opportunities. Refer to **Note 4** included elsewhere in this Annual Report for further discussion regarding the WHP partnership.

COMPETITION AND COMPETITIVE STRENGTHS

The apparel retail market is highly competitive. We compete with other omni-channel retailers that engage in the retail sale of women's and men's apparel, accessories, and similar merchandise. We compete on the basis of a combination of factors, including, among others, style, breadth, quality, and price of merchandise offered, in-store and online customer experience, and brand image.

We believe we differentiate ourselves from our competitors as follows:

- ***Established Lifestyle Brand***

  With more than 40 years of heritage, we are a fashion-forward apparel brand and style community whose purpose is to create confidence and inspire self-expression. From wardrobe essentials to the latest trends, we outfit doers, makers, movers and shakers with clothing designed for real-life versatility. At Express, we believe that everyone should dream big and dress accordingly. Our clothing is an edit of the top trends to create a modern, flexible wardrobe. The Express brand differentiates itself by offering terrific value, great fits, premium fabrics and impeccable details, with each style designed to help you express your style.

- ***Reengineered Go To Market Processes***

  We implemented our new go to market process in the Spring of 2020 and our teams have been better aligned, our products speed to market has increased, and we have better cross functional coordination in the field and at the home office. This transformed process began with a unified brand presentation increasing our speed to market, streamlining our calendars, and ensuring better integration across all of our marketing touchpoints. We have achieved our goal of being more efficient, more effective, and more connected across functions and faster to market at a reduced cost. We have also worked more closely with our suppliers to achieve better alignment on the aesthetics, fit and quality our customers want. All of these efforts continue to help us bring more newness in our assortment more often and mitigate the supply chain challenges facing us today.

- ***Strong and Experienced Team***

  Our existing team, at and below the leadership level, has extensive experience in the retail apparel industry, including depth in the areas of fashion design and merchandising, supply chain management, marketing, customer experience, eCommerce, store operations, technology, planning and allocation, and real estate, as well as other diverse business experiences that we believe are valuable to us as we continue to execute our growth strategy. Experience within Express extends deep into our organization, including district and store managers.

OUR PRODUCTS

The majority of our apparel designs are created by our in-house design team. We believe every day is an occasion and we want to help our customers dress for it. We established a design and merchandising philosophy called the Express Edit that supports our brand promise: "to edit the best of now for real life versatility". We are designing best-in-class, modern product at incredible value. Below are the four ideas that define the Express Edit merchandising philosophy:

- ***Versatility Adds Value***
  - ◦ Create modern-day dressing experience with multiple ways to wear at work, at play, during the day and during the night
- ***New & Now***
  - ◦ Meet our customers' desire for newness by understanding where fashion is now and looking ahead to where it's going through monthly deliveries in key categories that continue to update a seasonal wardrobe
- ***Drive Denim***
  - ◦ Denim is the foundation of every modern wardrobe. We completely reinvented our assortments and are delivering premium jeans under $100
- ***Add an Accessory***
  - ◦ Accessories are a fashion entry point and an add-on to an outfit at an opening price point

We plan our product assortments and display them in our stores and online in a coordinated manner to encourage our customers to purchase items that can be worn in multiple ways for multiple wearing occasions. We believe this allows us to better meet our customers' shopping objectives while differentiating our product offerings from competitors. On average, our customers purchase two to three items per transaction.

OMNICHANNEL CUSTOMER EXPERIENCE

We are committed to enhancing our omnichannel customer experience that offers a seamless shopping experience whether the customer is shopping in a store or online through a desktop, tablet, or mobile device. The mutually transformative strategic partnership with WHP advances the Company's omnichannel platform and we expect the partnership with WHP to drive accelerated, long-term growth through the acquisition and operation of a portfolio of brands. We believe the lines between our store and eCommerce channels are disappearing as customers increasingly interact with us both in-store and online and often through mobile devices while in stores. As a result, we are focused on leveraging the best of both channels to create an exceptional omnichannel shopping experience.

We design our stores to create a distinctive and engaging shopping environment and project our image of Express as a fashion authority. Our stores feature a vibrant and youthful look, bright signage and popular music. Our stores are constructed and finished to allow us to efficiently shift merchandise displays throughout the year as seasons dictate. To further enhance our customers' experience, we seek to attract enthusiastic store associates who are committed to offering a high level of customer service. We believe our managers and associates are well equipped to assist and inspire our customers as a result of education and training we provide, the culture of accountability we foster, the incentives we offer, and the decision-making authority we grant to store managers. On average, our store managers have been with Express for approximately six years.

Similar to our stores, our eCommerce capabilities focus on creating an engaging and easy shopping experience that supports a vibrant fashion consumer, whether on a mobile device, tablet, or desktop, with a particular focus on the mobile experience. We recognize the growing preference for online shopping and continue to make enhancements to the online customer experience through improved search, site navigation and checkout capabilities, and targeted customer messaging, making shopping easier for customers.

MARKETING

We use a variety of marketing vehicles designed to acquire new customers, engage with existing customers, increase customer traffic in-store and online, and build brand loyalty. We seek to optimize our customer relationship management ("CRM") through a number of tactics, such as test and learn programs, circulation and offer models, and greater use of digital marketing.

We use a proprietary customer database, together with data analytics, to customize our communications and make targeted offers to customers in an effort to increase customer traffic in-store and online and to increase conversion. During the first quarter of 2021, we rebranded and relaunched our Express Insider loyalty program and we ended 2022 with the highest number of active loyalty members in the Company's history.

We implemented new participation tiers and earnings structure, new benefits, a digital wallet feature, and made it easier for customers to earn, track, and redeem their benefits. Our Express Insider members have tremendous lifetime value to Express. This program is a critical factor in gaining additional share of existing customers' spend and bringing new customers into the brand. We also offer a private-label credit card through an agreement (the "Card Agreement") with Comenity Bank (the "Bank") under which the Bank owns the credit card accounts and Alliance Data Systems Corporation provides services to our private-label credit card customers. All of our proprietary credit cards carry the Express logo.

TECHNOLOGY

We rely on information technology to operate our business. Our information technology provides a full range of business process support and information to our store, eCommerce, merchandising, financial and real estate teams. We utilize a combination of customized and industry standard software systems to provide various functions related to point-of-sale, inventory management, design, planning and allocation, and financial reporting. In addition, we continue to enhance and upgrade our online experience through both the web and our mobile app. We believe these systems and enhancements will continue to increase our ability to acquire and retain customers and ultimately accelerate our transformation from a store in the mall to a brand with a purpose powered by a styling community.

SOURCING

Our Sourcing Methods

We utilize a broad base of manufacturers located throughout the world that we believe produce goods at the level of quality that our customers desire and can supply products to us on a timely basis at competitive prices. We do not own or operate any manufacturing facilities and, as a result, contract with third-party vendors for the production of all of our merchandise. We purchase both apparel and accessories through buying agents and directly from vendors. In exchange for a commission, our buying agents identify suitable vendors and coordinate our purchasing requirements with vendors by placing orders for merchandise on our behalf, facilitating the timely delivery of goods to us, obtaining samples of merchandise produced in factories, inspecting finished merchandise, and carrying out vendor compliance monitoring and administrative communications on our behalf.

We purchase the majority of our merchandise outside of the United States through arrangements with approximately 60 vendors utilizing approximately 220 manufacturing facilities located in approximately 20 countries throughout the world, primarily in Asia. The top five countries from which we sourced our merchandise in 2022 were Vietnam, China, Indonesia, India and Bangladesh, based on total cost of merchandise purchased. The top 10 manufacturing facilities, based on cost, supplied approximately 26% of our merchandise in 2022. We purchase merchandise using purchase orders, and therefore are not subject to long-term production contracts with any vendors, manufacturers, or buying agents.

Quality Assurance and Compliance Monitoring

Each supplier, factory, and subcontractor that manufactures our merchandise is required to adhere to our Code of Vendor Conduct and certain other purchasing terms and conditions, including those related to product quality. This is designed to ensure that each of our suppliers' operations are conducted in a legal, ethical, and responsible manner. Our Code of Vendor Conduct requires that each of our suppliers provides minimum wages and benefits, limits working hours, complies with all laws, including environmental laws, and provides a safe and healthy work environment. It also forbids the use of child labor or forced labor, and prohibits unauthorized subcontracting. We monitor compliance through third parties who conduct regular factory audits on our behalf as well as through our buying agents.

DISTRIBUTION

We utilize two facilities for the distribution of our product, both of which are owned and operated by third parties. Virtually all of the merchandise sold in our stores and on our website is first received and processed at a central distribution facility in Columbus, Ohio. From there, merchandise allocated to be sold in stores is shipped to our stores and merchandise to be sold online direct-to-consumer is shipped to a distribution facility in Richwood, Kentucky (the "Richwood Facility"). Merchandise is typically shipped to such stores and to the Richwood Facility via third-party delivery services multiple times per week, thereby providing them with a steady flow of inventory. The third party who operates the Richwood Facility is responsible for fulfilling the majority of the orders placed through our website and shipping the merchandise directly to customers or to stores for pickup, via third-party delivery services. In addition, approximately 318 retail stores have the ability to ship select online merchandise directly to our customers.

STORES

As of January 28, 2023, we operated a total of 553[1,2] stores in 45 states across the United States, as well as in the District of Columbia and Puerto Rico.

The following list shows the number of stores we operated in the United States and Puerto Rico as of January 28, 2023:

Location	Count	Location	Count	Location	Count
Alabama	3	Kentucky	4	North Dakota	1
Arizona	8	Louisiana	7	Ohio[2]	17
Arkansas	2	Maine	3	Oklahoma	5
California[2]	64	Maryland	14	Oregon[2]	3
Colorado	9	Massachusetts[1,2]	16	Pennsylvania[1]	24
Connecticut[1]	9	Michigan	16	Puerto Rico	3
District of Columbia[1,2]	2	Minnesota[2]	11	Rhode Island	2
Delaware	2	Mississippi	2	South Carolina	6
Florida[1]	49	Missouri[1]	9	South Dakota	1
Georgia	15	Nebraska	3	Tennessee	8
Hawaii	1	Nevada	9	Texas[2]	51
Idaho	1	New Hampshire	4	Utah	3
Illinois[2]	26	New Jersey	26	Virginia[2]	15
Indiana	13	New Mexico	3	Washington	9
Iowa	6	New York[1,2]	38	Wisconsin	10
Kansas	4	North Carolina	16		
				Total	**553**

1. Store count includes Express Edit stores
2. Store count includes UpWest stores

The following list shows the number of stores operated by our franchisees by country as of January 28, 2023:

Location	Count
Costa Rica	2
Panama	2
El Salvador	1
Guatemala	1
Total	**6**

INTELLECTUAL PROPERTY

The Express trademark and certain variations thereon, such as Express World Brand, are registered or are subject to pending trademark applications with the United States Patent and Trademark Office and/or with the registries of many foreign countries. In addition, the Express trademarks are used in many registered domain names, including express.com. During the fourth quarter of 2022, we sold certain intellectual property to the Joint Venture, and received a license back to such intellectual property under the Intellectual Property License Agreement discussed further below.

Intellectual Property License Agreement

In connection with the strategic partnership with WHP, we entered into an Intellectual Property License Agreement (the "License Agreement") with the Joint Venture. The License Agreement provides us with an exclusive license in the United States to the intellectual property we contributed pursuant to the membership interest purchase agreement entered into by and among the Company, WHP and Express LLC, a wholly owned subsidiary of the Company (the "Membership Interest Purchase Agreement") and certain other intellectual property. The initial term of the License Agreement is 10 years, and the License Agreement automatically renews for successive renewal terms of 10 years (unless we provide notice of non-renewal at least 24 months prior to the end of the initial or applicable renewal term). Except for our right not to renew the License Agreement, the License Agreement is not terminable by either party. Pursuant to the License Agreement, we are required to pay actual royalties at a rate of (i) 3.25% of net sales arising from retail sales of certain licensed goods in the first through the fifth contract years (and 3.5% thereafter), and (ii) 8% of net sales arising from wholesale sales of such goods. Cash earnings in the Joint Venture are distributed quarterly to both the Company and WHP on a pro rata basis. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," **Note 2**, **Note 4** and **Note 8** in our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further discussion.

REGULATION AND LEGISLATION

We are subject to labor and employment laws and regulations, including minimum wage requirements; intellectual property laws; consumer protection laws and regulations, including those governing advertising and promotions, privacy, and product safety; laws and regulations with respect to the operation of our stores and business generally, including the Foreign Corrupt Practices Act; and laws that apply as a result of being a public company. In addition, we are subject to United States customs laws and similar laws of other countries associated with the import and export of merchandise.

HUMAN CAPITAL RESOURCES

At Express our brand purpose is to create confidence and inspire self-expression, and our associates are essential to fulfilling that purpose. In order to compete and succeed in a highly competitive and rapidly evolving market, we must continue to attract and retain talented and experienced employees. To do this, we begin with a comprehensive, Company-wide program called Success@Express that guides our approach to associate performance, potential and succession, and rewards. Success@Express also ensures that each associate's goals and objectives are aligned with the EXPRESSway Forward strategy.

Associates

We currently employ approximately 11,000 associates. Approximately 900 associates are based at our corporate locations in either Columbus or New York City, approximately 40 are field-based regional and district managers, approximately 1,000 are in-store managers and assistant managers, and approximately 9,000 are in-store sales associates. Approximately 30% of our associates are full-time and the remaining 70% are part-time. We employ temporary, seasonal associates at times, primarily during peak holiday selling periods. None of our associates are represented by a union. We believe our relations with our associates are good.

Compensation and Benefits

The compensation and benefits component of the Success@Express program is designed to attract and reward individuals who demonstrate the skills necessary to support our business objectives, assist in the achievement of our strategic goals and create long-term value for our shareholders. We provide associates with compensation packages that include base salary and may also include annual incentive bonuses and/or long-term incentive awards depending upon the associate's level. We believe that a compensation program with both short-term and long-term awards provides fair and competitive compensation and aligns associate and stockholder interests. In addition to cash and equity compensation, we also offer eligible associates benefits such as life and health (medical, dental and vision) insurance, paid time off, paid parental leave, and a 401(k) plan, of which we match 4.0% of contributions.

We offer Flex@Express which empowers associates to work with their leaders to create flexible work arrangements that best balance their personal and professional commitments.

Board Oversight

Human capital management is incorporated into discussions of our Board of Directors throughout the year and the Board of Directors maintains oversight over the Company's human capital, including talent management and succession planning. The Compensation and Governance Committee has oversight over our compensation and benefits programs, as well as our Environmental, Social and Governance ("ESG") program. Generally, we consider our commitment to ESG matters to include, among other things, respect for human rights, ethical and sustainable sourcing, environmental and climate change initiatives, evaluating the impact of our practices on the communities in which we operate and our associates, and charitable giving.

SEASONALITY

Our business is seasonal. We define our seasons as Spring, which includes the first and second quarters, and Fall, which includes the third and fourth quarters. Historically, we have realized a higher portion of our net sales and net income in the Fall season due primarily to the impact of the holiday season. Generally, approximately 45% of our annual net sales occur in the Spring season and 55% occur in the Fall season. Cash needs are typically higher in the third quarter due to inventory-related working capital requirements for early Fall and holiday selling periods. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving, and Christmas.

AVAILABLE INFORMATION

We make available free of charge on our website, www.express.com, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act of 1934"), as soon as reasonably practicable after filing such material electronically with, or otherwise furnishing it to, the SEC. The SEC maintains a website that contains electronic filings at www.sec.gov. References to our website address do not constitute incorporation by reference of the information contained on the website, and such information is not part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS.

Our business faces a variety of risks. The risks described below are the items of most concern to us, however these are not all of the risks we face. Additional risks and uncertainties not presently known to us, that apply to similar businesses more generally, or that we currently consider immaterial may also impair our business operations. If any of these risks occur, our business prospects, reputation, financial condition or results of operations could materially suffer, and the market price of our common stock could decline.

OPERATIONAL AND INDUSTRY RISK FACTORS

Our business is sensitive to consumer spending and general economic conditions. Recessionary, slow growth, or other difficult economic conditions have had, and could continue to have, an adverse effect on our financial performance, liquidity and capital resources.

Consumer purchases of discretionary items, including our merchandise, generally decline during recessionary periods and other periods where disposable income is adversely affected. Our business has been impacted, and may continue to be impacted, by factors that affect domestic and worldwide economic conditions and disposable income, particularly those that affect our target demographic, including recent high inflation, fears of a potential recession, unemployment levels, levels of consumer debt, availability of consumer credit, levels of student debt, healthcare costs, prices of non-discretionary consumer goods, reductions in net worth based on declines in the financial, residential real estate and mortgage markets, tax rates, fuel and energy prices, interest rates, consumer confidence and perceptions of personal well-being and security, the value of the United States dollar versus foreign currencies, political and regulatory uncertainty, and other macroeconomic factors. Uncertain or deteriorating economic conditions may reduce the level of consumer spending and inhibit consumers' use of credit, which may adversely affect our revenues, profits, liquidity and capital resources. We are unable to predict how long the current negative macroeconomic environment will continue or the ongoing impact it will have on our target demographic and consumer spending and, in turn, our revenues, profits, liquidity and capital resources.

In recessionary periods or periods of slow growth, we may have to increase the number of promotional sales or otherwise dispose of inventory, including fabric, for which we have previously paid to manufacture or committed to purchase and/or increase our marketing and promotional expenses in response to lower than anticipated levels of demand for our products, which could adversely affect our profitability. Our financial performance may be particularly susceptible to economic and other conditions in regions or states where we have a significant number of stores. An economic downturn or a recession or continued economic volatility and uncertainty may also lead to reduced liquidity, increased credit risk, higher borrowing costs or reduced availability of capital and credit. As a result, we may experience difficulty remaining in compliance with the financial covenants under the agreements governing our indebtedness or we be unable to access additional sources of liquidity, including to fund our normal working capital requirements, in the credit and capital markets on favorable terms or at all.

In addition, difficult economic conditions may exacerbate some of the other risks described in this Item 1A. Risk Factors, including those risks associated with increased competition, decreases in mall traffic, brand reputation, our ability to develop and maintain a reliable omnichannel customer experience, our ability to execute our corporate strategy and achieve our strategic objectives, our ability to realize synergies from our strategic partnership with WHP, the interruption of the production and flow of merchandise, and leasing substantial amounts of space. The risks could be exacerbated individually or collectively.

Our ability to attract customers to our stores that are located in malls or other shopping centers depends heavily on the success of these malls and shopping centers, and continued decreases in customer traffic in these malls or shopping centers, whether due to the growing preference for online shopping or otherwise, could cause our net sales and our profitability to be less than expected.

A significant number of our stores are located in malls and other shopping centers and many of these malls and shopping centers have been experiencing declines in customer traffic. Our sales at these stores are dependent, to a significant degree, upon the volume of traffic in those shopping centers and the surrounding area; however, our costs associated with these stores are essentially fixed. In times of declining traffic and sales, our ability to leverage these costs and our profitability are negatively impacted. Our sales volume and traffic has been - and we expect that it will continue to be - adversely affected by, among other things, the decrease in popularity of malls or other shopping centers in which our stores are located, the closing of anchor stores important to our business, and declines in popularity of other stores in the malls or shopping centers in which our stores are located. Furthermore, a deterioration in the financial condition of shopping center operators or developers could, for example, limit their ability to invest in improvements and finance tenant improvements for us and other retailers and lead consumers to view these locations as less desirable. Further reduction in consumer traffic as a result of these or any other factors could have a material adverse effect on us.

The COVID-19 pandemic has had, and may in the future have, an adverse effect on our business operations, financial condition, liquidity and cash flow.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, created significant volatility and disruption of financial markets, and has had an adverse impact on our business and financial performance. Transportation shortages, labor shortages and port congestion globally have in the past delayed and could in the future delay inventory orders and, in turn, deliveries to our customers and availability in our stores and on for our eCommerce business. These supply chain and logistics disruptions have impacted our inventory levels and revenues in prior periods and could impact our financial results in future periods. The extent of the impact of the pandemic on our business will depend on developments outside of our control including: the duration, severity and sustained geographic spread of the pandemic; additional waves of increased infections; the manner in which our customers, suppliers and other third parties respond to the pandemic; local or national rules, regulations or policies which may restrict travel and operating hours or impose other operating restrictions; and the extent to which associated prevention, containment, remediation and treatment efforts, including global vaccination programs and vaccine acceptance, are successful.

We face significant competition that could adversely affect our ability to generate higher net sales and margins and attract and retain talent.

We face substantial competition in the specialty retail apparel and accessories industry, including from individual and chain specialty apparel retailers, local, regional, national and international department stores, and eCommerce businesses. Recent proliferation of the direct-to-consumer channel has encouraged the entry of many new competitors and an increase in competition from established companies. Some of our competitors have competitive advantages relative to us, including greater financial, marketing, and other resources, lower prices, higher wages, greater eCommerce presence, more desirable store locations and faster speed-to-market. Further, our larger competitors may be better equipped to changing conditions that affect the competitive market and newer entrants may be viewed as more desirable by fashion-conscious consumers. In addition, disruptive innovation, by existing or new competitors, could alter the competitive landscape by improving the customer experience and heightening customer expectations, transforming supply chain and corporate operations through digital technologies and artificial intelligence and enhancing management decision-making through use of data analytics to develop new consumer insights. Many of our competitors sell their products in stores that are located in the same shopping malls or lifestyle centers as our stores and many also sell their products online either exclusively or in addition to brick-and-mortar stores. We expect the retail environment for apparel to remain highly competitive, which may result in lower prices, more promotions, and lower product margins. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls and lifestyle centers, and our competitors may be able to secure more favorable locations than us as a result of their relationships with, or appeal to, landlords or their willingness and ability to pay more for leased space. We also compete with other retailers and service-based businesses for personnel. The competition for retail talent is increasing. We have experienced increases in labor costs and may need to continue to increase wages to attract and retain talent. Even still, we may not be able to attract, retain and develop the sufficient number of qualified individuals we need to operate our stores. We cannot assure you that we will be able to compete successfully against existing or future competitors or maintain our product margins, and our inability to do so could have a material adverse effect on us.

We do not own or operate any manufacturing facilities and therefore depend upon third parties for the manufacture of all of our merchandise. The inability of a manufacturer to ship goods on-time to our specifications or to operate in compliance with our Vendor Code of Conduct or applicable laws could negatively impact our business.

We do not own or operate any manufacturing facilities. As a result, we are dependent upon the timely receipt of quality merchandise from third-party vendors. A manufacturer's inability to ship orders to us in a timely manner or meet our quality standards could cause inventory shortages or high levels of out-of-season inventory and negatively affect consumer confidence in the quality and value of our brand and our competitive position. As there are a finite number of skilled manufacturers that meet our requirements, it could take significant time to identify and qualify suitable alternatives, which could, for example, result in our missing retailing seasons. In addition, if manufacturing costs were to rise significantly, our product margins and results of operations could be negatively affected. Any of these issues could have a material adverse effect on our financial condition and results of operations.

If any of our manufacturers fail to comply with applicable laws or our Vendor Code of Conduct, or engage in any socially unacceptable business practices such as poor working conditions, child labor, disregard for environmental standards, or otherwise, our brand reputation could be negatively impacted and our results of operations could in turn be materially adversely affected.

The raw materials used to manufacture our products and our transportation and labor costs are subject to availability constraints, price volatility and related inflationary pressures, which could result in increased costs.

The raw materials used to manufacture our merchandise are subject to availability constraints and price volatility caused by demand for cotton, petroleum-based synthetic textiles, and other fabrics, weather conditions, supply conditions, government regulations, including those associated with global climate change, economic climate, recent high inflationary, and other unpredictable factors. In addition, our transportation and labor costs are subject to price volatility caused by the price of energy, supply of labor, governmental regulations, higher minimum wages, economic climate, recent high inflation, and other unpredictable factors. In addition, the cost of labor at many of our manufacturers has been increasing significantly, and as the middle class in developing countries continues to grow, it is unlikely that such cost pressure will abate.

Changes in the demand for, or the price, availability or quality of, raw materials used to manufacture our merchandise and increases in transportation and labor costs could each have a material adverse effect on our cost of sales or our ability to meet our customers' needs. We may not be able to pass all or a material portion of such increased costs on to our customers, which could negatively impact our profitability.

The interruption of the flow of merchandise from international manufacturers or increased tariffs or other trade restrictions could disrupt our supply chain.

We purchase the majority of our merchandise outside of the United States through arrangements with approximately 60 vendors, utilizing approximately 220 manufacturing facilities located throughout the world, primarily in Asia and Central and South America. Political, social, or economic instability in Asia, Central, or South America, or in other regions where our products are made, could cause disruptions in trade, including exports. Other events that could also cause disruptions to our supply chain include:

- the imposition of additional trade law provisions or regulations;
- the imposition of additional duties, tariffs, and other charges on imports and exports;
- quotas imposed by bilateral textile agreements;
- foreign currency fluctuations;
- raw material shortages, natural disasters and theft;
- economic crises, international disputes and wars, such as the conflict between Russia and Ukraine and the related response by other countries, including additional conflicts, sanctions or other restrictive actions;
- public health issues and social or political unrest;
- restrictions on the transfer of funds;
- the financial instability or bankruptcy of manufacturers;
- significant labor disputes;
- the inability of our vendors to source raw materials due to factory shut downs; and
- delays at ports, including as a result of shipping backlogs, availability of vessels or capacity constraints.

Political uncertainty in the United States may result in significant changes to U.S. trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between these nations and the United States. Any of these factors could depress economic activity, restrict our sourcing from suppliers and have a material adverse effect on our business, financial condition and results of operations. We cannot predict whether the countries in which our merchandise is manufactured, or may be manufactured in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type, or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, embargoes, safeguards, and customs restrictions against apparel items, as well as labor strikes and work stoppages, slowdowns or boycotts, and temporary closures of facilities or shipping ports caused by public health issues, could increase the cost or reduce or delay the supply of apparel available to us. As a result, we may be unable to meet our customers' demands or pass on price increases to our customers. In addition, if imported merchandise becomes unavailable or more expensive, the transition to alternative sources may not occur in time to meet demand. The occurrence of any of these or other risks could adversely affect our business, financial condition, or results of operations.

If we experience significant supply chain disruptions, we may not be able to develop alternate sourcing quickly on favorable terms, if at all, which could result in increased costs, loss of sales and a loss of customers, and adversely impact our financial condition and results of operations.

If we encounter difficulties associated with distribution facilities or if they were to shut down for any reason, we could face shortages of inventory in our stores, delayed shipments to our online customers, and harm to our reputation.

Our distribution facilities are operated by third parties. Our Columbus facility operates as our central distribution facility and supports our entire North American business. All of our merchandise is shipped to the central distribution facility from our vendors and is then packaged and shipped to our stores or the Richwood Facility for further distribution to our online customers. The success of our stores and the satisfaction of our online customers depend on their timely receipt of merchandise. The efficient flow of our merchandise requires that the third parties who operate the distribution facilities have adequate capacity and labor to support our current level of operations and any anticipated increased levels that may follow from the growth of our business or during peak seasons.

If we encounter labor and capacity constraints, difficulties with the distribution facilities or in our relationships with the third parties who operate the facilities, or if either facility were to shut down for any reason, including as a result of fire or other natural disaster, software malfunctions, economic conditions, government shutdowns, accidents, shipping problems, or employee matters, such as work stoppages, we could face shortages of inventory, resulting in "out of stock" conditions in our stores, incur significantly higher costs and longer lead times associated with distributing our products to both our stores and online customers, and experience dissatisfaction from our customers. Any of these issues could have a material adverse effect on our business and harm our reputation.

Natural disasters, fire, pandemic disease and other events beyond our control may cause business disruption and result in unexpected adverse operating results.

Our corporate offices and other facilities on which we rely, including those of our third party vendors, are vulnerable to damage and/or disruption from extreme weather, natural disasters, fire, pandemic disease, acts of terrorism or war, and other unexpected events which could cause us to experience significant disruption in our business, resulting in lost sales and productivity, and causing us to incur significant expense to repair our facilities, any of which could have a material adverse effect on our business. In addition, there can be no assurance that our property insurance will be sufficient, or that insurance proceeds will be paid timely to us in the event that any of our facilities are damaged or shut down for any reason.

Extreme or unseasonable weather conditions could have an adverse impact on our sales, inventory levels and operating results.

Our operations have historically been seasonal, with a significant amount of net sales and operating income occurring in the third and fourth quarters. Unseasonable weather may reduce demand for our seasonal merchandise and severe weather conditions or changes in weather patterns may also influence consumer preferences and fashion trends, consumer traffic and shopping habits. Any of these factors could reduce sales and profitability and could have a material adverse effect on our financial condition and results of operations.

We rely upon independent third-party transportation providers for substantially all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to and from all of our stores and to our customers. Our utilization of these delivery services for shipments is subject to risks which may impact a shipping company's ability to provide delivery services that adequately meet our shipping needs, including risks related to employee strikes, labor and capacity constraints, port security considerations, trade policy changes or restrictions, military conflicts, acts of terrorism or war, accidents, natural disasters and inclement weather. Any interruption in service provided by our shipping companies could cause temporary disruptions in our business, a loss of sales and profits, and other material adverse effects. In addition, we are subject to increased shipping costs when fuel prices increase, when we use expedited means of transportation such as air freight, and due to other economic factors affecting supply and demand within the transportation industry, including recent inflationary pressures. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation providers which, in turn, would increase our costs.

We rely on third parties to provide us with certain key services for our business. If any of these third parties fails to perform their obligations to us or declines to provide services to us in the future, we may suffer a disruption to our business. Furthermore, we may be unable to provide these services or implement substitute arrangements on a timely basis with terms favorable to us.

We rely on many different third parties to provide us with key services. For example, we rely on a third party to operate our central distribution facility in Columbus, Ohio and to provide certain inbound and outbound transportation and delivery services, distribution services, and customs services. We also rely on another third party to provide us with logistics and other services related to our eCommerce operations and another third party to provide telephone and online support to our customers. In connection with our sourcing activities, we rely on approximately 60 buying agents and vendors to help us source products from approximately 220 manufacturing facilities, and in connection with our marketing activities, we rely on third parties to administer our customer database, our loyalty program, our private label credit card program, and our gift cards. We also rely on third-party technology providers to provide us with various technology services and we rely on a third party to administer certain aspects of our payroll. If any of these third parties fails to perform their obligations to us, increases their prices, or declines to provide services to us in the future, we may suffer a disruption to our business, increased costs, harm to our brand, and loss of customers, which could have a material adverse effect on our business, results of operations, and financial position. Furthermore, we may be unable to provide these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

STRATEGIC RISK FACTORS

Our business is highly dependent upon our ability to identify and respond to new and changing fashion trends, customer preferences, and other related factors. Our inability to identify and respond to these new trends may lead to inventory markdowns and write-offs, which could adversely affect us and our brand image.

Our focus on fashion-conscious young women and men means that we have a target market of customers whose preferences cannot be predicted with certainty and are subject to frequent change. Our success depends in large part upon our ability to effectively identify and respond to changing fashion trends and consumer demands and to translate market trends into desired product offerings. Our failure to identify and react appropriately to new and changing fashion trends or tastes, to accurately forecast demand for certain product offerings, or to effectively market or merchandise our products could lead to, among other things, excess or insufficient amounts of inventory, markdowns, write-offs, and lower product margins, any of which could materially adversely affect our business. Because our success depends significantly on our brand image, damage to our brand image as a result of our failure to identify and respond to changing fashion trends could have a material negative impact on us.

We often place orders for the manufacture and purchase of merchandise, including fabric, well ahead of the season in which that merchandise will be sold. Therefore, we are vulnerable to changes in consumer preference and demand, and pricing shifts, between the time we design and order our merchandise and the season in which this merchandise will be sold. There can be no assurance that we will be able to adequately and timely respond to the preferences of our customers. The failure of any of our product offerings to appeal to our customers could have a material adverse effect on our business, results of operations, and financial condition.

Our sales, profitability, and cash levels fluctuate on a seasonal basis and are affected by a variety of factors, including consumer demand, our product offerings relative to customer demand, the mix of merchandise we offer, promotions, inventory levels, and our sales mix between stores and eCommerce.

Our sales and results of operations are affected on a seasonal basis by a variety of factors, including consumer demand, our product offerings relative to customer demand, changes in our merchandise mix, the timing, number, and types of promotions we offer, actions of our competitors or mall anchor tenants, the ratio of online sales to store sales, the effectiveness of our inventory management, holiday and seasonal periods, changes in general economic conditions and consumer spending patterns, customer traffic, and weather conditions. As a result, our results of operations fluctuate on a quarterly basis and relative to corresponding periods in prior years, and any of these factors could adversely affect our business and could cause our financial results to decline. For example, our third and fourth quarter net sales are impacted by early Fall shopping trends and the holiday season. Any significant decrease in net sales during the early Fall selling period or the holiday season would have a material adverse effect on us. In addition, in order to prepare for these seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. This inventory build-up may require us to expend cash faster than we generate it by our operations during this period. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown. Our profitability is negatively impacted by the shift of sales from stores, which have higher fixed costs, to eCommerce, which has higher variable costs. A continued shift in sales away from stores to eCommerce, which has been accelerated as a result of the COVID-19 pandemic, could have a material adverse effect on our business, results of operations, and financial condition.

Our business depends in part on a strong brand image. If we are unable to maintain and enhance our brand, or our brand reputation is damaged for any reason, we may fail to attract customers and suffer a significant decline in sales.

Our ability to maintain our reputation and meet the expectations of our customers is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and customer experience, fail to maintain high ethical, social, and environmental standards for all of our operations and activities, or we fail to appropriately respond to concerns associated with any of the foregoing or any other concerns from our customers. Failure to comply with local laws and regulations, to maintain an effective system of internal controls, to protect our customer data, or to provide accurate and timely financial statement information could also hurt our reputation. Our position or perceived lack of position on environmental, social, governance, public policy or other similar issues, and any perceived lack of transparency about those matters could also harm our reputation with consumers or investors. We also rely on franchisees to help us maintain our brand image and any failure to do so could have a negative impact on us.

In addition, in recent years there has been increase in social media platforms and our use of social media platforms is an important element of our omnichannel marketing efforts. For example, we maintain various social media accounts. Actions taken by individuals that we partner with, such as brand representatives, influencers or our associates, that fail to represent our brand in a manner consistent with our brand image or act in a way that harms their reputation, whether through our social media platforms or their own, could harm our brand reputation and materially impact our business. Social media also allows for anyone to provide public feedback that could influence perceptions of our brand and reduce demand for our merchandise.

Damage to our reputation or loss of consumer confidence for any of these reasons, may reduce demand for our products and have a material adverse effect on our business, financial condition, and results of operations, as well as require additional resources to rebuild our reputation.

Consumer behavior is rapidly changing, and if we are unable to successfully adapt to consumer shopping preferences and develop and maintain a relevant and reliable omnichannel experience for our customers, our financial performance and brand image could be adversely affected.

Our business continues to evolve from a largely brick-and-mortar retail business to an omnichannel retail business, including as a result of our recent strategic partnership with WHP. While historically we interacted with our customers largely through our in-store experience, the traditional mall retail landscape is changing and increasingly we interact with our customers across a variety of different channels, including in-store, online at www.express.com, through mobile technologies, including the Express mobile app, and social media. Our customers are increasingly using tablets and mobile phones to make purchases online and to help them in making purchasing decisions when in our stores. Our customers also engage with us online, including through social media, by providing feedback and public commentary about all aspects of our business. Consumer shopping patterns are rapidly changing and our success depends on our ability to anticipate and implement innovations in customer experience and logistics in order to appeal to customers who increasingly rely on multiple channels to meet their shopping needs. If for any reason we are unable to implement our omnichannel initiatives, provide a convenient and consistent experience for our customers across all channels, or provide our customers the products they want, when and where they want them at a compelling value proposition, then our financial performance and brand image could be adversely affected.

We depend on key executive management and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We depend on the leadership and experience of our key executive management. The loss of the services of any of our key executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis or without incurring increased costs, or at all. We believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful talent in the retail industry. Our inability to meet our talent requirements in the future could impair our growth and harm our business.

Our corporate strategy includes: engaging our customers and acquiring new ones, executing with precision to accelerate sales and profitability, putting product first, reinvigorating our brand and advancing our omnichannel platform through our strategic partnership with WHP. Failure in any of these areas could have a material negative effect on the value of the Company.

Our ability to improve the profitability of the Company is dependent on our ability to deliver compelling new merchandise at an attractive value, retain and acquire new customers, grow our retail business, expand our omnichannel capabilities, provide an exceptional customer experience, optimize our store footprint, manage our overall cost structure and realize the anticipated financial and operational benefits of our strategic partnership with WHP. The success of these initiatives is dependent on a number of factors. For example, our ability to deliver compelling new merchandise at an attractive value is dependent on our ability to accurately forecast fashion trends and customer demand for products. Also, given the rapid pace of change, our ability to execute with precision, put product first, reinvigorate our brand, and engage current customers and acquire new customers may require significant financial investments that may not provide a return in the near term or at all.

Our ability to close stores, convert retail stores to outlet stores, or make other changes to our store fleet is limited by the terms of our existing leases. We are also reliant upon our ability to obtain desirable store locations, negotiate acceptable leases, and open stores on budget and in a timely manner. We historically have received landlord allowances related to store build outs which offset certain capital expenditures we must make to open a new store. If landlord allowances cease to be available to us in the future or are decreased, opening new stores would require more capital outlay.

Implementing any strategic initiative presents significant potential risk that may impair our ability to achieve anticipated operating improvements and cost reductions. These risks include, among others, higher than anticipated costs in implementing our corporate strategy, inability to achieve expected cost savings opportunities, management distraction from ongoing business activities, failure to maintain adequate controls and procedures while executing our corporate strategy, inability to execute our fleet rationalization plans, competition, prolonged ramp up time, challenges to product differentiation, damage to our reputation and brand image, workforce attrition beyond planned levels, inability to realize the synergies of our strategic partnership with WHP and our inability to gather accurate and relevant data or effectively use that data, which may impact our strategic planning, marketing and overall decision making. Furthermore, our efforts to reduce expenses may have an adverse impact on our ability to achieve our strategic objectives by limiting the funding necessary to achieve such objectives or may impact product quality or in-store customer experience as we seek to reduce costs in our supply chain. Successful execution of our corporate strategy is dependent on our ability to achieve our strategic objectives. Failure to achieve any of our strategic objectives could have a material adverse effect on our business and results of operations and there can be no guarantee that we will achieve our strategic objectives or that our corporate strategy will result in improved operating results or an increase in the value of the business.

RISK FACTORS RELATED TO OUR STRATEGIC PARTNERSHIP WITH WHP

We may not be successful in our strategic partnership with WHP and the relationship may divert resources away from existing operations or expose us to liabilities, which could adversely affect our business, results of operations and financial condition.

We are investing a substantial amount of time, resources and efforts in connection with our strategic partnership with WHP. All of these actions may divert resources away from our other initiatives and operations particularly with respect to product sales in the United States. These efforts may not result in additional products, efficiencies or revenues for our Company, which could adversely affect our business, operating results and financial condition.

We may fail to realize the benefits expected from our partnership with WHP, which could adversely affect our stock price.

The anticipated benefits we expect from the partnership with WHP may not materialize as expected or may prove to be inaccurate. The value of our common stock could be adversely affected if we are unable to realize the anticipated benefits from the partnership on a timely basis or at all. The challenges involved in achieving the benefits of this partnership, which will be complex and time-consuming, include the following:

- difficulties entering new markets and integrating new strategies in which we have no or limited direct prior experience;

- successfully managing relationships with our combined customer, supplier and distributor base;

- cultural challenges associated with integrating new strategies into our organization;

- the coordination of product development and sales and marketing functions;

- the increased scale and complexity of our operations resulting from the partnership; and

- retaining key employees.

If we do not successfully manage these issues and the other challenges with the partnership, then we may not achieve the anticipated benefits of the partnership. Moreover, we may not be able to achieve our expected synergies without increases in costs or other difficulties. We expect to incur expenses in connection with the partnership. Such expenses are difficult to estimate, and may exceed current estimates. Any of the foregoing factors could cause our revenue, expenses, operating results and financial condition to be materially adversely affected.

INFORMATION TECHNOLOGY RISK FACTORS

We rely significantly on information systems and any failure, inadequacy, interruption, or security failure of those systems could harm our ability to effectively operate our business, cause a decrease in our net sales, increase our expenses, and harm our reputation.

Our ability to effectively manage and maintain our inventory, ship products to our stores and our customers on a timely basis, communicate with our customers, conduct customer transactions, and otherwise operate our business depends significantly on our information systems. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems, or a breach in security of these systems could adversely impact our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations, and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failure, problem, or breach, and may be subject to legal claims as a result of such failure. To effectively carry out our growth strategy, we will need to continue to invest funds in order to maintain and improve our systems. Delays or issues during such implementations may have a material adverse effect on us.

We sell merchandise through our website, www.express.com. Our online sales may be adversely affected by interruptions in our ability to conduct sales through our website, due to failure of computer systems, failure of third-party technology and service providers on which we rely, telecommunications failures, security breaches, denial of service attacks, sabotage, or similar disruptions. Furthermore, functionality on our website may be limited or interrupted to the extent technology we use becomes the subject of a patent or other intellectual property dispute and we are unable to secure a license to use such technology or develop alternative functionality.

In addition, we may be the target of attempted cybersecurity attacks, computer viruses, malicious code, phishing attacks, denial of service attacks and other information security threats. External events, like the conflict between Russia and Ukraine, can increase the likelihood of cybersecurity attacks. To date, cybersecurity attacks have not had a material impact on our financial condition, results or business; however, we could suffer material financial or other losses in the future and we are not able to predict the severity of these attacks. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, the current global economic and political environment, our prominent size and scale, the outsourcing of some of our business operations, the ongoing market shortage of qualified cybersecurity professionals, and the interconnectivity and interdependence of third parties to our systems. The techniques and sophistication used to conduct cybersecurity attacks and breaches, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. Accordingly, our expenditures to prevent future cybersecurity attacks or breaches may not be successful.

The occurrence of a cybersecurity attack, breach, unauthorized access, misuse, computer virus, or other malicious code or other cybersecurity event could jeopardize or result in the unauthorized disclosure, gathering, monitoring, misuse, corruption, loss, or destruction of confidential and other information that belongs to us, our employees, our customers, our counterparties, or third-party service providers that is processed and stored in, and transmitted through, our computer systems and networks. The occurrence of such an event could also result in damage to our software, computers or systems, or otherwise cause interruptions or malfunctions in our counterparties' or third parties' operations. This could result in significant losses, loss of customers and business opportunities, reputational damage, litigation, regulatory fines, penalties or intervention, reimbursement or other compensatory costs, or otherwise adversely affect our business, financial condition or results of operations. Employee error, malfeasance, or other errors in the storage, use, or transmission of any such information could result in a disclosure of confidential information to third parties outside of our network. Any of these events could result in litigation and legal liability, harm to our reputation, loss of confidence in our ability to protect sensitive information, a distraction to our business, and the need to divert resources to remedy the issues, any of which could have a material adverse effect on our business.

We may be exposed to risks and costs associated with the loss of customer information that would cause us to incur unexpected expenses, loss of revenues, and reputational harm.

We collect customer data, including encrypted and tokenized credit card information, in our stores and online. For our sales channels to function successfully, we and third parties involved in processing customer transactions for us must be able to transmit confidential information, including credit card information, securely over public networks. While we have measures in place designed to prevent a breach or unauthorized use or disclosure of customer data and other sensitive personal information, we cannot guarantee that any of our security measures or the security measures of third parties with whom we work will effectively prevent others from obtaining unauthorized access to our customers' information or other personally identifiable information. Further, the standards for systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payment themselves, all of which can put electronic payment data at risk, are determined and controlled by the payment card industry, not by us. If someone is able to circumvent our data security measures or that of third parties with whom we do business, including our franchisees, he or she could destroy or steal valuable information or disrupt our operations. If such a breach were to occur, customers could lose confidence in our ability to secure their information and choose not to purchase from us. Any unauthorized use of or access to customer information could expose us to data loss or manipulation, litigation and legal liability, and could seriously disrupt operations, negatively impact our marketing capabilities, cause us to incur significant expenses to notify customers of the breach and for other remediation activities, and harm our reputation and brand, any of which could adversely affect our financial condition and results of operations.

In addition, state, federal, and foreign governments are increasingly enacting laws and regulations to protect consumers against identity theft and consumer privacy. Many of these laws and regulations are subject to uncertain application, interpretation or enforcement standards that could result in claims, changes to our business practices, data processing and security systems, penalties, increased operation costs or other impacts on our business. These laws and regulations will likely increase the costs of doing business, and if we fail to implement appropriate procedures, security measures, or detect and provide prompt notice of unauthorized access as required by some of these laws and regulations, we could be subject to potential claims for damages and other remedies, government enforcement actions, liability for monetary damages, fines and/or criminal prosecution, all of which could adversely affect our business and results of operations.

FINANCIAL RISK FACTORS

We have, and will continue to have, significant lease obligations. We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs and the need to generate significant cash flow to meet our lease obligations.

We have, and will continue to have, significant lease obligations. We lease all of our store locations, our corporate offices, and our central distribution facility. We typically occupy our stores under operating leases with options to renew for additional multi-year periods. In the future, we may not be able to negotiate favorable lease terms for the most desired store locations. Our inability to do so may cause our occupancy costs to be higher in future years or may force us to close stores in desirable locations.

Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales, or "percentage rent," if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance, energy costs, and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, due to continued decreases in mall traffic, the highly competitive retail environment, or other factors, we may not be able to service our lease expenses, which could materially harm our business. Furthermore, the significant cash flow required to satisfy our obligations under the leases increases our vulnerability to adverse changes in general economic, industry, and competitive conditions, and could limit our ability to fund working capital, incur indebtedness, and make capital expenditures or other investments in our business.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. As of January 28, 2023, our minimum annual rental obligations under long-term lease arrangements for 2023 and 2024 were $209.1 million and $177.3 million, respectively. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

The terms of our Amended Revolving Credit Facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

We are party to an Asset-Based Loan Credit Agreement ("Amended Revolving Credit Facility") that allows us to borrow up to $290.0 million, subject to certain terms and conditions contained in the agreement. As of January 28, 2023, we had $148.4 million available for borrowing under our Amended Revolving Credit Facility.

The terms of the Amended Revolving Credit Facility contains, and any agreements governing any future indebtedness may contain, financial restrictions on us and our ability to, among other things:

- place liens on our assets;
- make investments other than permitted investments;
- incur additional indebtedness;
- prepay certain indebtedness;
- merge, consolidate or dissolve;
- sell assets;
- engage in transactions with affiliates;
- change the nature of our business;
- hold cash above certain limits;
- change our fiscal year or organizational documents; and

- make other restricted payments, including share repurchases and dividends.

In addition, we are required to maintain certain levels of Excess Availability as calculated in accordance with the Amended Revolving Credit Facility.

A failure by us to comply with the covenants, including the financial covenants, contained in the Amended Revolving Credit Facility could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, the lenders under our Amended Revolving Credit Facility could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. There could be potentially significant negative consequences on our financial condition and results of operations as a result of our debt, including limitations on our ability to obtain additional debt or equity financing for working capital, capital expenditures, service line development, acquisitions and general corporate or other purposes, as well as limitations on our ability to execute business development and other activities to support our corporate strategies. See **Note 7** to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further information relating to our indebtedness.

If we are unable to maintain compliance with the covenants contained in our current credit facility or our inventory levels are reduced significantly, we may be unable to make additional borrowings on any undrawn amounts and may be required to repay our then outstanding debt under the facility.

Our liquidity position is, in part, dependent upon our ability to borrow under our Amended Revolving Credit Facility. The amount we are able to borrow is dependent on our inventory and receivable position. During the fourth quarter of 2022, we amended the existing $140.0 million Term Loan Credit Facility (the "Amended Term Loan Facility) and existing $250.0 million Asset-Based Revolving Credit Facility (the "2022 Amended Revolving Credit Facility"). The Amended Term Loan Facility refinanced the $90.0 million Term Loan Facility with a new $90.0 million Term Loan Facility and terminated the $50.0 million DDTL. The 2022 Amended Revolving Credit Facility increased the maximum revolver amount by $40.0 million to $290.0 million. Subsequent to the debt amendment transaction and prior to the closing of the fiscal year, we entered into the strategic partnership with WHP that provided $260.0 million in proceeds which we used to pay off (i) the remaining $90.0 million outstanding on our Term Loan and (ii) a portion of our Amended Revolving Credit Facility. Decreases in our inventory position or receivable balances could limit the amount we are able to borrow or could also cause us to violate our minimum excess availability covenant, in addition to other customary affirmative and negative covenants, including those which (subject to certain exceptions and dollar thresholds) limit our ability to incur debt; incur liens; make investments; engage in mergers, consolidations, liquidations or acquisitions; dispose of assets; make distributions on or repurchase equity securities; hold cash over certain limits; engage in transactions with affiliates; and prohibit us, with certain exceptions, from engaging in any line of business not related to our current line of business. A failure to comply with the covenants, including the financial covenants, under our credit facility could give rise to an event of default under the terms of the credit facility, allowing the lenders to refuse to lend additional available amounts to us and giving them the right to terminate the facility and accelerate repayment of any outstanding debt under the credit agreements.

We may recognize impairment on long-lived assets.

Our long-lived assets, primarily store assets and right of use assets, are subject to periodic testing for impairment. Store assets are reviewed using factors including, but not limited to, our future operating plans, current rental rates and projected future cash flows. Failure to achieve our future operating plans, our cost savings initiatives or generate sufficient levels of cash flow at our stores, in addition to significant negative industry or general economic trends and declining market rents, could result in impairment charges on long-lived assets, which could have a material adverse effect on our financial condition or results of operations.

REGULATORY AND LEGAL RISK FACTORS

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

We face the risk of litigation and other claims against us. Litigation and other claims arise in the ordinary course of our business and include commercial disputes, employment related claims, including wage and hour claims, intellectual property disputes, such as trademark, copyright, and patent infringement disputes, consumer protection and privacy matters, product-related allegations, and premises liability claims. See **Note 12** to our Consolidated

Financial Statements included elsewhere in this Annual Report on Form 10-K. The Company has been named as a defendant in four separate representative actions in the State of California – one of which has since settled – alleging violations of the California state wage and hour statutes and other labor standards.

Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the United States Equal Employment Opportunity Commission, the Federal Trade Commission, or the Consumer Product Safety Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and could require significant management time and divert management attention away from our business operations. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses, legal liability, and injunctions against us or restrictions placed upon us, which could disrupt our operations, preclude us from selling products, or otherwise have a material adverse effect on our operations, financial results, and reputation.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous laws and regulations, including labor and employment, product safety, customs, consumer protection, privacy, zoning laws and ordinances, intellectual property laws, and other laws that regulate retailers generally or govern the import and export of goods, advertising and promotions, the sale of merchandise, product content, and the operation of stores, our website, and warehouse facilities. If these regulations were to change or were violated by our management, employees, vendors, or buying agents, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to damages, fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could continue to raise the wage requirements for certain of our employees. Other laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, work scheduling, supervisory status, leaves of absence, mandated health benefits, or overtime pay, could also negatively impact us, by increasing administrative compensation and benefits costs.

Additionally, concern over climate change is creating new or additional legislative and regulatory requirements to reduce or mitigate the effects of climate change on the environment, which could result in future tax, transportation, inventory and utility increases, which could have a material adverse effect our business. Moreover, changes in product safety or other consumer protection laws, privacy laws, environmental laws, and other regulations, could lead to increased compliance costs. It is often difficult for us to plan and prepare for potential changes to applicable laws and future compliance costs related to such changes could be material to us.

We may be unable to protect our trademarks or other intellectual property rights, may be precluded from using trademarks in certain countries, and may face claims from third parties for intellectual property infringement, any of which could harm our business.

We rely on certain trademark registrations and common law trademark rights to protect the distinctiveness of our brand. However, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our trademarks by others or to prevent others from claiming that sales of our products infringe, dilute, or otherwise violate third-party trademarks or other proprietary rights that could block sales of our products.

The laws of certain foreign countries may not protect the use of unregistered trademarks to the same extent as do the laws of the United States. As a result, international protection of our brand may be limited, and our right to use our trademarks outside the United States could be impaired. Other persons or entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel and/or accessories in foreign countries. There may also be other prior registrations of trademarks identical or similar to our trademarks in other foreign countries. Accordingly, it may be possible for others to prevent the sale or manufacture of our branded goods or the operation of Express brick-and-mortar or online stores in certain foreign countries. Our inability to register our trademarks or purchase or license the right to use the relevant trademarks in these jurisdictions could limit our ability to penetrate new markets in jurisdictions outside the United States.

Litigation may be necessary to protect and enforce our trademarks and other intellectual property rights, or to defend against claims by third parties alleging that we infringe, dilute, or otherwise violate third-party trademarks or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling certain products, limit our ability to market or sell to our customers using certain methods or technologies, and/or require us to redesign or re-label our products or rename our brand, any of which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Changes in tax law, tax requirements, results of tax audits, and other factors, including timing of tax refund receipts, may cause fluctuations in our effective tax rate and operating results.

We are subject to income tax in local, national, and international jurisdictions and we currently have significant income tax refunds that are receivable from the U.S. government based on provisions in the CARES Act. Any legislative changes to the CARES Act or significant delays in receiving our tax refund could adversely impact our financial position and results. In addition, our tax returns and other tax matters are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities and governmental bodies. These examinations may challenge certain of our tax positions, such as the timing and amount of deductions and allocations of taxable income to various jurisdictions. The results of any tax audits could adversely affect our financial results. Furthermore, our effective tax rate in a given period may be materially impacted by changes in the mix and level of earnings by taxing jurisdiction and deductibility of stock based compensation.

Our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. Major changes in tax law, policy or trade relations, including but not limited to the foregoing, as well as the imposition of unilateral tariffs on imported products, could have a material adverse effect on our business, results of operations and liquidity.

If we fail to establish and maintain adequate internal controls over financial reporting, we may not be able to report our financial results in a timely and reliable manner, which could harm our business and impact the value of our securities.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected and our independent registered public accounting firm may be unable to attest to the fair presentation of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K in accordance with U.S. generally accepted accounting principles ("GAAP") and the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. If we cannot provide reliable financial reports and effectively prevent fraud, our reputation and operating results could be harmed. Even effective internal controls have inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting in future periods are subject to the risk that the control may become inadequate because of changes in conditions or a deterioration in the degree of compliance with the policies or procedures.

If we fail to maintain adequate internal controls, including any failure to implement new or improved controls, or if we experience difficulties in their execution, we could fail to meet our reporting obligations, and there could be a material adverse effect on our business and financial results. In the event that our current control practices deteriorate, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our stock may be adversely affected.

Our ability to pay dividends and repurchase shares is subject to restrictions in our Amended Revolving Credit Facility, results of operations, and capital requirements.

Any determination to pay dividends or repurchase additional shares in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, our financial condition, restrictions imposed by applicable law, and other factors our Board of Directors deems relevant. Our ability to pay dividends on or repurchase our common stock is limited by the terms of the Amended Revolving Credit Facility and may be further restricted by the terms of any future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our common stock or repurchase shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the Amended Revolving Credit Facility.

Anti-takeover provisions in our charter documents and Delaware law may discourage or delay acquisition attempts for us that our stockholders might consider favorable.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of the Company or a change in our management or Board of Directors more difficult without the approval of our Board of Directors. These provisions do the following:

- establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

- authorize the issuance of undesignated preferred stock, the terms of which may be established, and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

- establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law, that will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of 3 years from the date such person acquired such common stock, unless Board or stockholder approval is obtained prior to the acquisition. These anti-takeover provisions and other provisions under Delaware law could discourage, delay, or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions desired by stockholders.

Our failure to regain compliance with the continued listing requirements of the NYSE, or any future failure to remain in compliance with those standards, could result in the delisting of our common stock, which could have an adverse impact on the trading, liquidity and market price of our common stock.

On March 28, 2023, we received notice from the NYSE that the average per share closing price of our common stock over the 30 consecutive trading-day period ended March 24, 2023 was below $1.00, which is one of the NYSE's continued listing standards. The Company has until September 28, 2023 to regain compliance with the minimum price criteria or cure the deficiency, which may include, if necessary, effecting a reverse stock split, subject to approval by our Board of Directors and stockholders. We cannot assure you that the average closing price of our common stock will increase such that we will regain compliance with the NYSE's continued listing standards during the six-month cure period; that, if necessary, we will obtain stockholder approval with respect to any means employed to increase the trading price of our common stock in order to cure the deficiency; or that we will remain in compliance with any of the NYSE's other applicable continued listing standards. Our failure to regain compliance with the NYSE's minimum price criteria within the applicable cure period could lead to suspension and delisting procedures. Further, public and investor perception of our ability to timely regain compliance with the NYSE's continued listing standards or any future failure to remain in compliance with those standards, could have adverse consequences, including, among others, reducing the number of investors willing to hold or acquire our common stock, reducing the liquidity and market price of our common stock, adverse publicity and a reduced interest in us from investors, analysts and other market participants. In addition, a suspension or delisting could, among other things, impair our ability to raise additional capital through the public markets and our ability to attract and retain employees by means of equity compensation.

As a result of the extreme volatility of the market prices and trading volume that our shares of common stock have experienced, and may in the future again experience, purchasers of our common stock could incur substantial losses.

The extreme volatility of the market prices and trading volume that our shares of common stock have experienced, and may continue to experience in the future could cause purchasers of our common stock to incur substantial losses. Significant fluctuations in the market price of our common stock have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums. The market volatility and trading patterns we have experienced create several risks for investors, including the following:

- the market price of our common stock may experience rapid and substantial increases or decreases unrelated to our operating performance, financial condition or business prospects, or macro or industry fundamentals, and substantial increases may be significantly inconsistent with the risks and uncertainties that we continue to face;

- factors in the public trading market for our common stock may include the sentiment of retail investors (including as may be expressed on financial trading and other social media sites and online forums), the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other trading factors;

- our market capitalization, as implied by various trading prices, has reflected valuations that diverge significantly from those seen prior to volatility experienced in the past and that are significantly higher than our market capitalization immediately prior to such volatility, and to the extent these valuations reflect trading dynamics unrelated to our financial performance or business prospects, purchasers of our common stock could incur substantial losses if there are declines in market prices driven by a return to earlier valuations;

- to the extent volatility in our common stock is caused by a "short squeeze" in which coordinated trading activity causes a spike in the market price of our common stock as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated;

- if the market price of our common stock declines, you may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the equity issuance of our common stock will not fluctuate or decline significantly in the future, in which case you could incur substantial losses.

We may continue to incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our shares of common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in our business.

Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including: (1) actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our earnings; (2) our current inability to pay dividends or other distributions; (3) publication of research reports by analysts or others about us or the specialty retail industry, which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis; (4) changes in market interest rates that may cause purchasers of our shares to demand a different yield; (5) changes in market valuations of similar companies; (6) market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders; (7) additions or departures of key personnel; (8) actions by institutional or significant stockholders; (9) short interest in our stock and the market response to such short interest; (10) the dramatic increase in the number of individual holders of our stock and their participation in social media platforms targeted at speculative investing; (11) speculation in the press or investment community about our company or industry; (12) strategic actions by us or our competitors, such as acquisitions or other investments; (13) legislative, administrative, regulatory or other actions affecting our business, our industry, including positions taken by the IRS; (14) investigations, proceedings, or litigation that involve or affect us; (15) the occurrence of any of the other risk factors included or incorporated by reference in this prospectus supplement; and (16) general market and economic conditions.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

HOME OFFICE, DISTRIBUTION CENTER, DESIGN STUDIO AND PHOTO STUDIO

The lease for our corporate headquarters in Columbus, Ohio and the lease for our distribution facility in Columbus, Ohio are both scheduled to terminate in January 2026. Either lease may be terminated by either party upon 36 months prior notice provided that the lease term may not end between the months of October and February. Termination of either lease will cause the termination of the other lease as well.

The lease for our design offices in New York City expires in July 2026. The lease of our photo studio in downtown Columbus, Ohio expires in December 2024.

STORES

All of our 553 stores are leased from third parties. See "Item 1. Business - Stores" for further information on the locations of our stores.

We may from time to time lease new facilities or vacate existing facilities as our operations require, including in connection with opening new stores.

ITEM 3. LEGAL PROCEEDINGS.

Information relating to legal proceedings is set forth in **Note 12** to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock trades on the NYSE under the symbol "EXPR". As of February 25, 2023, there were approximately 31 holders of record of our common stock. The number of holders of record is based upon the actual number of holders registered at such date and does not include holders of shares in "street name," or persons, partnerships, associates, corporations, or other entities identified in security position listings maintained by depositories.

DIVIDENDS

We did not pay any dividends in 2022 or 2021. Our ability to pay dividends is restricted by the terms of our Amended Revolving Credit Facility. Any future determination to pay dividends will be made at the discretion of our Board of Directors and will depend on our results of operations, restrictions contained in our Amended Revolving Credit Facility or future financing arrangements, and other factors as deemed relevant. For more information about the restrictions in our Amended Revolving Credit Facility, see **Note 7** to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

SHARE REPURCHASES

The following table provides information regarding the purchase of shares of our common stock made by or on behalf of us or any "affiliated purchaser" as defined in Rule 10b-18(a)(3) under the Exchange Act of 1934, during each month of the quarterly period ended January 28, 2023:

Month	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased under the Plans or Programs [2]
		(in thousands, except per share amounts)		
October 30, 2022 - November 26, 2022	1	$ 1.35	—	$ 34,215
November 27, 2022 - December 31, 2022	5	$ 1.09	—	$ 34,215
January 1, 2023 - January 28, 2023	5	$ 1.09	—	$ 34,215
Total	11		—	

1. Represents shares purchased in connection with employee tax withholding obligations under the Second Amended and Restated Express, Inc. 2018 Incentive Compensation Plan (the "2018 Plan"). Refer to **Note 9** of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further details of the 2018 Plan.

2. On November 28, 2017, the Board approved a share repurchase program that authorized the Company to repurchase up to $150.0 million of the Company's outstanding common stock using available cash. The Company may repurchase shares on the open market, including through Rule 10b5-1 plans, in privately negotiated transactions, through block purchases, or otherwise in compliance with applicable laws, including Rule 10b-18 of the Exchange Act of 1934. The timing and amount of stock repurchases will depend on a variety of factors, including business and market conditions as well as corporate and regulatory considerations. The share repurchase program may be suspended, modified, or discontinued at any time, and the Company has no obligation to repurchase any amount of its common stock under the program.

PERFORMANCE GRAPH

The following graph compares the changes in the cumulative total return to holders of our common stock with that of the S&P 500 Index and the Dow Jones U.S. Apparel Retailers Index for the same period. The comparison of the cumulative total returns for each investment assumes that $100 was invested in our common stock and the respective indexes on February 3, 2018 and includes reinvestment of all dividends. The plotted points are based on the closing price on the last trading day of each fiscal year.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN


$200
$150
$100
$50
$0
Dollars
3-Feb-18
2-Feb-19
1-Feb-20
30-Jan-21
29-Jan-22
28-Jan-23
Period Ending
Express, Inc.
S&P 500
DJ US Retail Apparel

	2/3/18	2/2/19	2/1/20	1/30/21	1/29/22	1/28/23
Express, Inc.	$ 100.00	$ 79.40	$ 60.30	$ 90.23	$ 43.61	$ 16.99
S&P 500 Index	$ 100.00	$ 97.99	$ 116.78	$ 134.47	$ 160.45	$ 147.37
Dow Jones U.S. Apparel Retailers Index	$ 100.00	$ 108.40	$ 120.16	$ 127.64	$ 137.91	$ 149.71

The Performance Graph in this Item 5 shall not be deemed "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act of 1934 or to the liabilities of Section 18 of the Exchange Act of 1934 and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of the Company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the related Notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the section entitled "Risk Factors." All references herein to "2022" and "2021" refer to the 52-week periods ended January 28, 2023 and January 29, 2022, respectively.

This section of this Annual Report on Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2022, which was filed with the Securities and Exchange Commission on March 24, 2022.

Our management's discussion and analysis of financial condition and results of operations is presented in the following sections:

OVERVIEW

Express is a fashion retail company whose business includes an omnichannel operating platform, physical and online stores, and a multi-brand portfolio that includes Express and UpWest. The Express brand launched in 1980 with the idea that style, quality and value should all be found in one place. Today, Express is a brand with a purpose - *We Create Confidence. We Inspire Self-Expression.* - powered by a styling community. UpWest launched in 2019 with a purpose to Provide Comfort for People & Planet. We operate 553 retail and factory outlet stores in the United States and Puerto Rico, the express.com online store and the Express mobile app.

WHP Strategic Partnership

On December 8, 2022, we entered into a strategic partnership with WHP, a leading global brand management firm. The mutually transformative strategic partnership, which was completed on January 25, 2023, advances our omnichannel platform which is expected to drive accelerated, long-term growth through the acquisition and operation of a portfolio of brands. The Company and WHP also formed EXP Topco, LLC, the Joint Venture, intended to scale the Express brand through new domestic category licensing and international expansion opportunities. Refer to **Note 4** included elsewhere in this Annual Report for further discussion regarding the WHP partnership.

BUSINESS TRENDS

Dating back to the onset of the COVID-19 pandemic of 2020, our business operations and financial performance have been materially impacted. Due to the continued evolution of the pandemic, we continue to see certain disruptions and volatility in our business. We cannot reasonably estimate the extent to which our business will continue to be affected by the COVID-19 pandemic.

Additionally, challenging macroeconomic conditions due to inflation, rising interest rates, fears of a potential recession and recent geopolitical conditions, including impacts from the ongoing conflict between Russia and Ukraine and increased tensions between China and Taiwan, have all contributed to disruptions and rising costs to global supply chains. Our ability to continue to replenish our inventory to meet continued levels of consumer demand could be impacted by further delays or disruptions. We expect these impacts to continue for as long as the global supply chain is experiencing these challenges. For additional information regarding risks related to the COVID-19 pandemic and these related operational and industry risks, see "**Item 1A. Risk Factors: Operational and Industry Risk Factors**".

FINANCIAL DETAILS FOR 2022

- Net sales decreased to $1.9 billion
- Comparable sales were flat
- Comparable retail sales (includes both retail stores and eCommerce sales) decreased 2%
- Comparable outlet sales increased 4%
- Gross margin percentage decreased 150 basis points to 28.4%
- Operating income decreased $68.3 million to an operating loss of $67.5 million
- Net loss decreased $308.3 million to net income of $293.8 million reflecting the gain on the transaction with WHP
- Diluted earnings per share increased $4.47 to $4.25 reflecting the gain on the transaction with WHP

FOURTH QUARTER UPDATE & OUTLOOK

The following defines each pillar of the EXPRESSway Forward strategy and provides an update on each priority:

PRODUCT | BRAND | CUSTOMER | EXECUTION

Product

We set out to bring greater balance and versatility to our assortments reflecting a more modern approach to building a wardrobe. Our Express Edit design and merchandising philosophy is working. We offer modern, versatile, high quality fashion at an appealing price point and continue to gain market share in some the most significant volume-driving categories.

We saw continued strength in our men's business with comparable sales growth across most categories in the fourth quarter of 2022. However, our women's business was impacted by the soft demand environment that became more competitive, and much more promotional, as the back half of the year progressed.

Brand

Express is transforming from being known as a store in the mall to a brand with a purpose, powered by a styling community. We have created a compelling brand purpose: "We create confidence. We inspire self-expression. And we do it by editing the best of now for real life versatility."

Our transformative strategic partnership with WHP begins a bold, new chapter for us. As part of the transaction, we received $260.0 million of capital, including a $235.0 million investment by WHP in the Joint Venture and a $25.0 million common equity investment from WHP. We believe this investment strategically and financially repositioned our Company. As we move forward, we will focus on three things. First, achieving profitable growth in our core Express business. Second, optimizing our omnichannel platform to create synergies and drive efficiencies across a portfolio of brands. And third, accelerating our growth and profitability in partnership with WHP by scaling the Express brand through category and international licensing and integrating and operating additional brands on our platform.

The Express styling community is an authentic way to bring our brand purpose to life. Members of the Express styling community - customers, associates, Style Editors, content creators, influencers, and brand partners - interact with each other in the physical and digital worlds. Building, activating, and amplifying this styling community is one of our key 2023 priorities.

Our stores are the place where our community comes together. We host in-store events and simultaneously stream some of them online. These events broaden the reach of our brand purpose through the participants' social media and drive video views across all social platforms. During 2022, we featured store associates and Style Editors in our brand campaign for the first time and delivered some of our best performing social media content to date. We are reimagining the customer experience through a pilot program in select stores, and renovating and refreshing a number of stores to elevate the customer experience and present a more consistent brand identity across the fleet.

Customer

We are successfully engaging existing customers and acquiring new ones. Our Express Insider loyalty program continues to operate with the highest number of active loyalty members in our history.

Execution

Execution is the through line across all of our Product, Brand, and Customer strategies that will drive our operating model.

We continue to invest in our eCommerce channel. We introduced enhancements to our online checkout process, improved our buy-online-pick-up-in-store experience and in the coming months we will enhance personalization and make the checkout experience more streamlined.

Our new Express Edit stores continue to acquire new customers, reactivate lapsed customers, and sign up loyalty members at higher rates than the balance of our fleet.

HOW WE ASSESS THE PERFORMANCE OF OUR BUSINESS

In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales, comparable sales, eCommerce demand, transactions, cost of goods sold, buying and occupancy costs, gross profit/gross margin, and selling, general, and administrative expenses. The following table describes and discusses these measures.

Net Sales
Description
Revenue from the sale of merchandise, less returns and discounts, as well as shipping and handling revenue related to eCommerce, revenue from the rental of our LED sign in Times Square, gift card breakage and revenue earned from our private label credit card agreement.
Discussion
Our business is seasonal, and we have historically realized a higher portion of our net sales in the third and fourth quarters, due primarily to the impact of the holiday season. Generally, approximately 45% of our annual net sales occur in the Spring season (first and second quarters) and 55% occur in the Fall season (third and fourth quarters).

Comparable Sales

Description

Comparable sales is a measure of the amount of sales generated in a period relative to the amount of sales generated in the comparable prior year period. Comparable sales for 2022 was calculated using the 52-week period ended January 28, 2023 as compared to the 52-week period ended January 29, 2022.

Comparable retail sales includes:
- Sales from retail stores that were open 12 months or more as of the end of the reporting period
- eCommerce shipped sales

Comparable outlet sales includes:
- Sales from outlet stores that were open 12 months or more as of the end of the reporting period, including conversions

Comparable sales excludes:
- Sales from stores where the square footage has changed by more than 20% due to remodel or relocation activity
- Sales from stores in a phased remodel where a portion of the store is under construction and therefore not productive selling space
- Sales from stores where the store cannot open due to weather damage or other catastrophes, including pandemics

Discussion

Our business and our comparable sales are subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving, and Christmas, and regional fluctuations for events such as sales tax holidays. We believe comparable sales provides a useful measure for investors by removing the impact of new stores and closed stores. Management considers comparable sales a useful measure in evaluating continuing store performance.

eCommerce Demand

Description

eCommerce demand is defined as gross orders for Express and/or third party merchandise that originate through our eCommerce platform, including the website, app, and buy online pick-up in store.

Discussion

We believe eCommerce demand is a useful operational metric for investors and management as it provides visibility for orders placed but not yet shipped.

Transactions

Description

Transactions are defined as the number of customer point of sale interactions with customers.

Discussion

We believe this metric is useful as it provides a better indicator of the acceptance of our product.

Cost of Goods Sold, Buying and Occupancy Costs

Description

Includes the following:
- Direct cost of purchased merchandise
- Inventory shrink and other adjustments
- Inbound and outbound freight
- Merchandising, design, planning and allocation, and manufacturing/production costs
- Occupancy costs related to store operations (such as rent and common area maintenance, utilities, and depreciation on assets)
- Logistics costs associated with our eCommerce business
- Impairments on long-lived assets and right of use lease assets

Discussion

Our cost of goods sold typically increases in higher volume quarters because the direct cost of purchased merchandise is tied to sales.

The primary drivers of the costs of individual goods are raw materials, labor in the countries where our merchandise is sourced, and logistics costs associated with transporting our merchandise.

Buying and occupancy costs related to stores are largely fixed and do not necessarily increase as volume increases.

Changes in the mix of products sold by type of product or by channel may also impact our overall cost of goods sold, buying and occupancy costs.

Extended periods of declined business and sales could result in additional impairment of our assets.

Gross Profit/Gross Margin

Description

Gross profit is net sales minus cost of goods sold, buying and occupancy costs. Gross margin measures gross profit as a percentage of net sales.

Discussion

Gross profit/gross margin is impacted by the price at which we are able to sell our merchandise and the cost of our product.

We review our inventory levels on an on-going basis in order to identify slow-moving merchandise and generally use markdowns to clear such merchandise. The timing and level of markdowns are driven primarily by seasonality and customer acceptance of our merchandise and have a direct effect on our gross margin.

Any marked down merchandise that is not sold is marked-out-of-stock. We use third-party vendors to dispose of this marked-out-of-stock merchandise.

Selling, General, and Administrative Expenses

Description

Includes operating costs not included in cost of goods sold, buying and occupancy costs such as:
- Payroll and other expenses related to operations at our corporate offices
- Store expenses other than occupancy costs
- Marketing expenses, including production, mailing, print, and digital advertising costs, among other things

Discussion

With the exception of store payroll, certain marketing expenses, and incentive compensation, selling, general, and administrative expenses generally do not vary proportionally with net sales. As a result, selling, general, and administrative expenses as a percentage of net sales are usually higher in lower volume quarters and lower in higher volume quarters.

FISCAL YEAR COMPARISON

Net Sales

	2022	2021
Net sales (in thousands)	$ 1,864,182	$ 1,870,296
Comparable retail sales	(2)%	41 %
Comparable outlet sales	4 %	27 %
Total comparable sales percentage change	**— %**	**37 %**
Gross square footage at end of period (in thousands)	4,552	4,686
Number of:		
Stores open at beginning of period	561	570
New retail stores	—	—
New outlet stores	—	1
New Express Edit stores	7	6
New UpWest stores	10	8
Closed stores	(25)	(24)
Stores open at end of period	553	561

Net sales for 2022 decreased approximately $6.1 million compared to 2021, approximately flat on a percentage basis. The decrease in sales was primarily attributable to the challenging macroeconomic conditions, which became more pronounced in the back half of the year, primarily affecting our women's and eCommerce businesses. These macroeconomic conditions resulted in lower store traffic and conversion percentages in both stores and eCommerce in 2022, which were partially offset by increases in average unit retail. Sales were further impacted by reduced consumer spending and increased price sensitivity in discretionary categories.

Gross Profit

The following table shows cost of goods sold, buying and occupancy costs, gross profit in dollars, and gross margin percentage for the stated periods:

	2022	2021
	(in thousands, except percentages)	
Cost of goods sold, buying and occupancy costs	$ 1,335,588	$ 1,311,829
Gross profit	$ 528,594	$ 558,467
Gross margin percentage	28.4 %	29.9 %

The 150 basis point decrease in gross margin percentage, or gross profit as a percentage of net sales, for 2022 compared to 2021 was comprised of a decrease in merchandise margin of 160 basis points and a decrease in buying and occupancy costs as a percentage of net sales of 10 basis points. The decrease in merchandise margin was primarily driven by increased promotional activity in response to the competitive environment. We saw particular softness in our women's business. The merchandise margin rate also reflects higher inventory shrink rates. Buying and occupancy dollars were approximately flat and were impacted by lower compensation related expenses offset by impairment charges related to certain long-lived store related assets and right of use assets. Refer to **Note 2** in our Consolidated Financial Statements included elsewhere in this Annual Report for further discussion regarding the impairment charges for 2022.

Selling, General, and Administrative Expenses

The following table shows selling, general, and administrative expenses in dollars and as a percentage of net sales for the stated periods:

	2022	2021
	(in thousands, except percentages)	
Selling, general, and administrative expenses	$ 596,671	$ 558,187
Selling, general, and administrative expenses, as a percentage of net sales	32.0 %	29.8 %

The $38.5 million increase in selling, general, and administrative expenses for 2022 as compared to 2021 was primarily driven by strategic investments in store payroll and store wage pressures from minimum wage and merit during 2022.

Interest Expense, Net

The following table shows interest expense in dollars for the stated periods:

	2022	2021
	(in thousands)	
Interest expense, net	$ 29,103	$ 15,198

The $13.9 million increase in interest expense for 2022 as compared to 2021 was the result of $5.1 million of Term Loan refinancing costs, $4.5 million of early debt termination fees related to the subsequent termination of the Term Loan and $1.8 million of accelerated Term Loan discount amortization. The increase was further driven by increased borrowings under our Amended Revolving Credit Facility, which was impacted by increasing variable rates of interest during 2022. Refer to **Note 7** in our Consolidated Financial Statements included elsewhere in this Annual Report for further discussion regarding our borrowings during 2022.

Gain on Transaction with WHP

The following table shows gain on transaction with WHP in dollars for the stated periods:

	2022	2021
	(in thousands)	
Gain on transaction with WHP	$ (409,493)	$ —

The $409.5 million increase in 2022 compared to 2021 was comprised of $235.0 million from the sale of the majority of our interest in our intellectual property to the Joint Venture, $156.7 million on the equity method investment and $17.8 million from the premium paid on the common shares by WHP. Refer to **Note 2**, **Note 4** and **Note 8** in our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further discussion.

Other Income, Net

The following table shows other income in dollars for the stated periods:

	2022	2021
	(in thousands)	
Other income, net	$ (1,384)	$ (298)

The $1.1 million increase in other income in 2022 compared to 2021 was primarily due to payments received from Homage, LLC during 2022. Refer to **Note 4** in our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further discussion.

Income Tax Expense

The following table shows income tax expense in dollars for the stated periods:

	2022	2021
	(in thousands)	
Income tax expense	$ 20,453	$ 315

The effective tax rate was 6.5% and (2.2)% for 2022 and 2021, respectively. The effective tax rate for 2022 reflects the impact of the tax expense from the gain on the transaction with WHP offset by a decrease to the valuation allowance against our net deferred tax assets. The effective tax rate for 2021 reflects the impact of non-deductible executive compensation and the release of a valuation allowance against forecasted taxable earnings.

Operating Income (Loss), Net Income (Loss), Diluted Earnings Per Share, EBITDA and Adjusted EBITDA

Included in the table below is operating income (loss), net income (loss), diluted earnings per share, earnings before interest, taxes, depreciation, and amortization ("EBITDA") and adjusted EBITDA for 2022 and 2021, respectively. We supplement the reporting of our financial information determined under United States generally accepted accounting principles ("GAAP") with certain non-GAAP financial measures: adjusted operating income (loss), adjusted net income (loss), adjusted diluted earnings per share, EBITDA and adjusted EBITDA. The following table presents these financial measures, each a non-GAAP financial measure, for the stated periods which eliminate certain non-core operating costs:

	2022	2021
	(in thousands, except per share amounts)	
Operating (loss)/income	$ (67,487)	$ 779
Adjusted operating (loss)/income (Non-GAAP)	$ (65,337)	$ 779 *
Net income/(loss)	$ 293,834	$ (14,436)
Adjusted net loss (Non-GAAP)	$ (82,447)	$ (14,436) *
Diluted earnings per share	$ 4.25	$ (0.22)
Adjusted diluted earnings per share (Non-GAAP)	$ (1.21)	$ (0.22) *
EBITDA (Non-GAAP)	$ 402,719	$ 64,717
Adjusted EBITDA (Non-GAAP)	$ 6,815	$ 64,717 *

* No adjustments were made to operating income, net loss, diluted earnings per share or EBITDA for 2021.

Adjusted Operating Income (Loss), Adjusted Net Income (Loss) and Adjusted Diluted Earnings Per Share

Adjusted operating income (loss), adjusted net income (loss), and adjusted diluted earnings per share exclude the impact of certain items that we do not believe are directly related to our underlying operations.

How These Measures Are Useful

We believe that these non-GAAP measures provide additional useful information to assist stockholders in understanding our financial results and assessing its prospects for future performance. Management believes adjusted operating income (loss), adjusted net income (loss), and adjusted diluted earnings per share are important indicators of our business performance because they exclude items that may not be indicative of, or are unrelated to, our underlying operating results, and may provide a better baseline for analyzing trends in the business.

Limitations of the Usefulness of These Measures

Because non-GAAP financial measures are not standardized, adjusted operating income (loss), adjusted net income (loss), and adjusted diluted earnings per share may differ from similarly titled measures used by other companies due to different methods of calculation. These adjusted financial measures should not be considered in isolation or as a substitute for reported operating loss, net income, or diluted earnings per share. These non-GAAP financial measures reflect an additional way of viewing our operations that, when viewed together with the GAAP results, provide a more complete understanding of our business. A reconciliation of adjusted operating income (loss), adjusted net income (loss) and adjusted diluted earnings per share to the most directly comparable GAAP measure is set forth below:

	2022				
(in thousands, except per share amounts)	Operating Loss	Income Tax Impact	Net Income/ (Loss)	Diluted Earnings per Share	Weighted Average Diluted Shares Outstanding
Reported GAAP Measure	$ (67,487)		$ 293,834	$ 4.25	69,058 (d)
Gain on transaction with WHP(a)	—	23,147	(386,346)	(5.68)	
Debt termination costs(c)	—	(2,966) (b)	8,473	0.12	
Impairment of property, equipment and lease assets	2,150	(558) (b)	1,592	0.02	
Adjusted Non-GAAP Measure	$ (65,337)		$ (82,447)	$ (1.21)	68,046 (e)

a. Gain on transaction with WHP before tax was $409.5 million and was recorded separately as Gain on Transaction with WHP. The effective tax rate on the gain was approximately 6% due to the reversal of the previously recorded valuation allowance.

b. Items tax effected at the applicable deferred or statutory rate.

c. Debt termination costs before tax were $11.4 million and were recorded in interest expense, net.

d. Weighted average diluted shares outstanding for purpose of calculating diluted earnings per share includes the dilutive effect of share-based awards as determined under the treasury stock method.

e. Weighted average shares outstanding for purpose of calculating adjusted loss per share excludes the dilutive effect of share-based awards as determined under the treasury stock method.

EBITDA and Adjusted EBITDA

EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense and depreciation and amortization expense. Adjusted EBITDA is calculated the same as EBITDA further excluding the after tax impacts of the gain that resulted from the WHP transaction, as well as debt termination costs and impairment charges that we do not believe are directly related to our underlying operations.

How These Measures Are Useful

When used in conjunction with GAAP financial measures, EBITDA and adjusted EBITDA are supplemental measures of operating performance that we believe are useful measures to facilitate comparisons to historical performance. EBITDA is used as a performance measure in our long-term executive compensation program for purposes of determining the number of equity awards that are ultimately earned and is also a metric used in our short-term cash incentive compensation plan. We use adjusted EBITDA, among other measures, to monitor business performance.

Limitations of the Usefulness of These Measures

Because non-GAAP financial measures are not standardized, EBITDA and adjusted EBITDA may differ from similarly titled measures used by other companies due to different methods of calculation. Presentation of EBITDA and adjusted EBITDA are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Adjusted EBITDA excludes the after tax impacts of the gain that resulted from the WHP transaction, as well as debt termination costs and impairment charges. Therefore, these measures may not provide a complete understanding of our performance and should be reviewed in conjunction with the GAAP financial measures. A reconciliation of EBITDA and adjusted EBITDA to the most directly comparable GAAP measures, is set forth below:

	2022	2021
	(in thousands)	
Net income/(loss)	$ 293,834	$ (14,436)
Interest expense, net	29,103	15,198
Income tax expense	20,453	315
Depreciation and amortization	59,329	63,640
EBITDA (Non-GAAP Measure)	$ 402,719	$ 64,717
Gain on transaction with WHP	(409,493)	—
Debt termination costs	11,439	—
Impairment of property, equipment and lease assets	2,150	—
Adjusted EBITDA (Non-GAAP Measure)	$ 6,815	$ 64,717

LIQUIDITY AND CAPITAL RESOURCES

Forward-Looking Liquidity Discussion

Our liquidity position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within three to five days of the related sale, and we have up to 75 days to pay certain merchandise vendors and 45 days to pay the majority of our non-merchandise vendors. We also have commitments under lease agreements and debt agreements that will require future cash outlays.

For information on future payments required under lease agreements see **Note 5** of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K and for future payment information related to our long-term debt see **Note 7** of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Based upon the sales and results of operations recovery seen during 2022, as well as the availability of additional liquidity under the Amended Revolving Credit Facility, and expense control and other measures taken to date, we continue to be in compliance with the financial covenants under our Amended Revolving Credit Facility. We plan to continue enhancing our liquidity by selling through our inventory at appropriate retail prices and managing our costs. We believe this will result in sufficient cash flows to support our ongoing operations and to meet our covenant requirements under the Amended Revolving Credit Facility for at least one year following the date that these Consolidated Financial Statements in **Part II, Item 8** of this Annual Report are issued and beyond. However, due to the uncertainty related to the challenging macroeconomic, consumer and competitive environments we could experience material changes to forecasted revenues and cash flows and may experience difficulty remaining in compliance with financial covenants.

During the fourth quarter of 2022, we amended the existing $140.0 million Term Loan Credit Facility (the "Amended Term Loan Facility") and existing $250.0 million Asset-Based Revolving Credit (the "2022 Amended Revolving Credit Facility"). The Amended Term Loan Facility refinanced the $90.0 million "first in, last out" term loan facility ("FILO Term Loan") with a new $90.0 million "first in, last out" term loan facility and terminated the $50.0 million delayed draw term loan facility ("DDTL"). The 2022 Amended Revolving Credit Facility increased the maximum revolver amount by $40.0 million to $290.0 million. Subsequent to the debt amendment transaction and prior to the closing of the fiscal year, we entered into the strategic partnership with WHP that provided $260.0 million in proceeds which we used to pay off (i) the remaining $90.0 million outstanding on our Term Loan and (ii) a portion of our Amended Revolving Credit Facility.

To fund our normal working capital requirements we will continue to utilize our Amended Revolving Credit Facility. We have (and in the future may continue to have) a negative working capital balance. Our current liabilities include current operating lease liabilities, for which the corresponding operating right of use assets are recorded as non-current on our Consolidated Balance Sheets. However, the cash collected from our sales is typically collected before payment is due on our current liabilities. The Amended Revolving Credit Facility contain certain affirmative and negative covenants. Refer to **Note 7** in our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further details regarding the Amended Revolving Credit Facility.

Analysis of Cash Flows

A summary of cash provided by or used in operating, investing, and financing activities is shown in the following table:

	2022	2021
	(in thousands)	
(Used in) provided by operating activities	$ (157,080)	$ 89,380
Provided by (used in) investing activities	196,012	(34,771)
Used in financing activities	(14,496)	(69,307)
Increase (Decrease) in cash and cash equivalents	24,436	(14,698)
Cash and cash equivalents at end of period	$ 65,612	$ 41,176

Operating Activities

Our business historically relies on cash flows from operations as our primary source of liquidity, with the majority of those cash flows being generated in the fourth quarter of the year. Our primary operating cash needs are for merchandise inventories, payroll, store rent and marketing. Net cash used in operating activities was $157.1 million in 2022 compared to cash provided of $89.4 million in 2021. The $246.5 million decrease in cash flows from operating activities for 2022 as compared to 2021 was primarily driven by changes in working capital and operating loss. The changes in working capital were primarily driven by a decrease in accounts payable due to the payment of inventory related amounts on the Consolidated Balance Sheets at January 29, 2022. Operating cash flows for 2021 were positively impacted by the receipt of approximately $60.0 million of CARES Act receivable.

Investing Activities

Investing activities consists of capital expenditures and equity method investments. Net cash provided by investing activities was $196.0 million in 2022 compared to cash used of $34.8 million in 2021. The $230.8 million increase in cash flows from investing activities for 2022 as compared to 2021 was primarily driven by proceeds from the WHP transaction. Refer to **Note 2**, **Note 4** and **Note 8** in our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further details.

We had capital expenditures of approximately $47.4 million in 2022 and $34.8 million in 2021. Our capital expenditures consist primarily of new and remodeled store construction and fixtures and investments in information technology. The increase in capital expenditures in 2022 was primarily driven by investments in information technology to support our strategic business initiatives.

Financing Activities

Credit Facility

On November 23, 2022, our $250.0 million Amended Revolving Credit Facility was amended and increased by $40.0 million to $290.0 million.

During 2022, we borrowed a net additional $87.0 million on our Amended Revolving Credit Facility to fund normal working capital needs as well as capital expenditures for stores, our eCommerce platform and other information technology investments. In addition, we used the proceeds from the WHP transaction to pay off (i) the remaining $90.0 million outstanding on our Term Loan and (ii) a portion of the Amended Revolving Credit Facility.

As of January 28, 2023, the net amount outstanding under our Amended Revolving Credit Facility was $122.0 million, all of which is classified as long-term debt on the Consolidated Balance Sheet and approximately $148.4 million was available for borrowing under our Amended Revolving Credit Facility subject to certain borrowing base limitations and after outstanding letters of credit in the amount of $19.6 million, primarily related to our third party logistics contract. Refer to **Note 7** of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for additional information on our Amended Revolving Credit Facility.

Share Repurchases

On November 28, 2017, the Board approved a share repurchase program that authorizes us to repurchase up to $150.0 million of our outstanding common stock using available cash. During 2022 and 2021, we did not repurchase shares under the stock repurchase program.

ATM Equity Offering Sales Agreement

On June 3, 2021, we entered into an ATM Equity Offering Sales Agreement (the "Sales Agreement") with BofA Securities, Inc. ("BofA"), as the sales agent to sell up to 15.0 million shares of our common stock, par value $0.01 per share, through an "at-the-market" offering program. Such shares were to be issued pursuant to our shelf registration statement on Form S-3 (Registration No. 333-253368) filed with the SEC on April 6, 2021. During 2022 and 2021, we did not sell any shares under the Sales Agreement. On December 2, 2022, we delivered written notice to BofA to terminate the Sales Agreement due to the fact that we no longer intend to utilize the Sales Agreement. The termination of the Sales Agreement became effective as of December 7, 2022. There are no penalties associated with the termination of the Sales Agreement. Refer to **Note 8** to our Consolidated Financial Statements included elsewhere in this Annual Report for further information related to our termination of the Sales Agreement.

Investment Agreement

On December 8, 2022, we entered into an investment agreement relating to the issuance and sale of shares of our common stock, par value $0.01, in a private placement to WHP (the "Investment Agreement"). On January 25, 2023, we completed the transactions contemplated by the Investment Agreement and the Membership Interest Purchase Agreement. Pursuant to the Investment Agreement, we issued and sold 5.4 million shares of common stock to WHP for a purchase price of $4.60 per share, or an aggregate purchase price of $25.0 million. The excess paid over fair value of $17.8 million was recorded in gain on transaction with WHP on the Consolidated Statements of Income and Comprehensive Income. We used the proceeds to repay our outstanding term loan, fund the Joint Venture's first year guaranteed minimum royalty of $60.0 million pursuant to the License Agreement and pay costs, fees and expenses incurred in connection with the Investment Agreement and other associated transactions. For additional information, refer **Note 4** and **Note 8** of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, and expenses, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates, and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following policies involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position and are, therefore, discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our Consolidated Financial Statements. More information on all of our significant accounting policies can be found in **Note 2** to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Store Asset Impairment

Description of Policy

Store related Property and Equipment, including the right of use assets, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of these assets might not be recoverable. These include, but are not limited to, material adverse changes in projected revenues, present cash flow losses combined with a history of cash flow losses and a forecast that demonstrates significant continuing losses, significant negative economic conditions, a significant decrease in the market value of an asset and store closure or relocation decisions. We review for indicators of impairment at the individual store level, the lowest level for which cash flows are identifiable.

Stores that display an indicator of impairment are subjected to an impairment assessment. Our impairment assessment requires management to make assumptions and judgments related, but not limited, to management's expectations for future operations and projected cash flows.

- The key assumption used in our undiscounted future store cash flow models is the sales growth rate.

An impairment loss may be recognized when these undiscounted future cash flows are less than the carrying amount of the asset group. In the circumstance of impairment, any loss would be measured as the excess of the carrying amount of the asset group over its fair value. Fair value of our store-related assets is determined at the individual store level based on the highest and best use of the asset group.

- The key assumptions used in our fair value analysis may include discounted estimates of future store cash flows from operating the store and/or comparable market rents.

Judgments and Uncertainties

Our analysis for impairment requires judgment surrounding identification of appropriate triggering events and assumptions used in our fair value model. These judgments can be affected by factors such as expectations for future store performance, real estate demand, market rent and economic conditions that can be difficult to predict.

Effect if Actual Results Differ from Assumptions

We have no reason to believe that there will be a material change in the future estimates or assumptions we use in this evaluation. However, if we become aware of additional triggering events there is potential that additional stores could be required to be tested for impairment and could be impaired. These events could include further deterioration in store operating results, increased store labor costs, our inability to implement our cost savings initiatives or lower mall traffic. In addition, if market rent fair values deteriorate, our fair value test could determine additional right of use asset impairment. A 1% reduction in our store related assets would be approximately $5.0 million at January 28, 2023.

Inventories - Lower of Cost or Net Realizable Value

Description of Policy

Inventories are principally valued at the lower of cost or net realizable value on a weighted-average cost basis. We record a lower of cost or net realizable value adjustment for our inventories if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory.

Judgments and Uncertainties

Our accounting methodology for determining the lower of cost or net realizable value adjustment contains uncertainties because it requires management to make assumptions and estimates that are based on factors such as merchandise seasonality, historical trends, and estimated inventory levels, including sell-through of remaining units.

Effect if Actual Results Differ from Assumptions

We have no reason to believe that there will be a material change in the future estimates or assumptions we use to measure the lower of cost or net realizable value adjustment. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 100 basis point increase or decrease in the lower of cost or net realizable value adjustment would not have had a material impact on the inventory balance or pre-tax income as of and for the year ended January 28, 2023.

Valuation Allowance on Deferred Tax Assets

Description of Policy

Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and the financial reporting basis of our assets and liabilities. Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur.

Judgments and Uncertainties

Our deferred tax asset and liability balances contain uncertainty because changes in tax laws, rates, or future taxable income may differ from estimates and judgments made by management. Assessing whether deferred tax assets are realizable requires significant judgment. We consider all available positive and negative evidence, including past operating results and expectations of future operating income. The ultimate realization of deferred tax assets is often dependent upon future profitability, which is inherently uncertain. While we have a full valuation allowance on our net deferred tax asset assets, future changes in assumptions could have an effect on our estimates.

Effect if Actual Results Differ from Assumptions

We have no reason to believe that there will be a material change in the future estimates or assumptions we use to calculate our deferred taxes. However, if future tax rates are changed, or if actual results are not consistent with our estimates, we may need to adjust the carrying value of our deferred tax balances. An increase or decrease in the valuation allowance would result in a respective increase or decrease in our effective tax rate in the period the increase or decrease occurs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

Our Amended Revolving Credit Facility bears interest at variable rates. See **Note 7** to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further information on the calculation of the rates. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors.

As of January 28, 2023, we had approximately $122.0 million in borrowings outstanding under our Amended Revolving Credit Facility. Based on the levels of borrowings under our credit facility at January 28, 2023, we estimate that a 100 basis point increase or decrease in underlying interest rates would increase or decrease annual interest expense by approximately $1.2 million. This hypothetical analysis may differ from the actual change in interest expense due to potential changes in interest rates or gross borrowings outstanding under our credit facility.

IMPACT OF INFLATION

Inflationary factors such as increases in the cost of our products and operations may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general, and administrative expenses as a percentage of net sales if the selling prices of our products do not rise with these increased costs.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Express, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Express, Inc. and its subsidiaries (the "Company") as of January 28, 2023 and January 29, 2022, and the related consolidated statements of income and comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended January 28, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 28, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 28, 2023 and January 29, 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 28, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Store Asset Impairment Assessments

As described in Notes 2 and 3 to the consolidated financial statements, the Company has long-lived assets which include consolidated property and equipment, net of $133 million and consolidated right of use asset, net of $505 million as of January 28, 2023, of which a significant portion of such balances relate to store level long-lived assets. For the year ended January 28, 2023, the Company recognized impairment charges of $2 million related to store level property and equipment and right of use assets. As disclosed by management, store related property and equipment and right of use assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of these assets might not be recoverable. Management reviews for indicators of impairment at the individual store level, the lowest level for which cash flows are identifiable. Stores that display an indicator of impairment are subjected to an impairment assessment. The impairment assessment requires management to make assumptions and judgments related, but not limited, to management's expectations for future operations and projected cash flows. The key assumption used in undiscounted future store cash flow models is the sales growth rate. An impairment loss may be recognized when these undiscounted future cash flows are less than the carrying amount of the asset group. In the circumstance of impairment, any loss would be measured as the excess of the carrying amount of the asset group over its fair value. Fair value of the store-related assets is determined at the individual store level based on the highest and best use of the asset group. The key assumptions used in the fair value analysis may include discounted estimates of future store cash flows from operating the store and/or comparable market rents.

The principal considerations for our determination that performing procedures relating to the store asset impairment assessments is a critical audit matter are a high degree of auditor subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the sales growth rate when developing the undiscounted future cash flows, and comparable market rents when estimating the fair value. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the store asset impairment assessments, including controls over the assumptions used when developing the undiscounted future cash flows expected to be generated by the assets to test for recoverability and when estimating the fair value of the asset groups to measure for impairment. These procedures also included, among others (i) testing management's process for developing the undiscounted future cash flows expected to be generated by the assets and estimating the fair value of the asset groups; (ii) evaluating the appropriateness of the models used by management; (iii) testing the completeness, accuracy and relevance of underlying data used in the models; and (iv) evaluating the reasonableness of the significant assumptions related to the sales growth rate when developing the undiscounted future cash flows, and comparable market rents when estimating the fair value. Evaluating management's assumptions related to the sales growth rate and comparable market rents involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the asset groups, the consistency with evidence obtained in other areas of the audit as it relates to the sales growth rate, and consistency with external market data as it relates to the sales growth rate and comparable market rents. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the comparable market rents significant assumption.

/s/ PricewaterhouseCoopers LLP
Columbus, Ohio
March 31, 2023

We have served as the Company's auditor since 2008.

EXPRESS, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Per Share Amounts)

	January 28, 2023	January 29, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 65,612	$ 41,176
Receivables, net	12,374	11,744
Income tax receivable	1,462	53,665
Inventories	365,649	358,795
Prepaid royalty	59,565	—
Prepaid rent	7,744	5,602
Other	21,998	19,755
Total current assets	534,404	490,737
Right of Use Asset, Net	505,350	615,462
Property and Equipment	1,019,577	975,802
Less: accumulated depreciation	(886,193)	(827,820)
Property and equipment, net	133,384	147,982
Non-Current Income Tax Receivable	52,278	—
Equity Method Investment	166,106	—
Other Assets	6,803	5,273
TOTAL ASSETS	$ 1,398,325	$ 1,259,454
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term lease liability	$ 189,006	$ 196,628
Accounts payable	191,386	231,974
Deferred royalty income	19,852	—
Deferred revenue	35,543	35,985
Short-term debt	—	11,216
Accrued expenses	105,803	110,850
Total current liabilities	541,590	586,653
Long-Term Lease Liability	406,448	536,905
Long-Term Debt	122,000	117,581
Other Long-Term Liabilities	20,718	17,007
Total Liabilities	1,090,756	1,258,146
Commitments and Contingencies (Note 12)		
Stockholders' Equity:		
Preferred stock – $0.01 par value; 10,000 shares authorized; no shares issued or outstanding	—	—
Common stock – $0.01 par value; 500,000 shares authorized; 99,067 shares and 93,632 shares issued at January 28, 2023 and January 29, 2022, respectively, and 73,760 shares and 67,072 shares outstanding at January 28, 2023 and January 29, 2022, respectively	990	936
Additional paid-in capital	228,633	220,078
Retained earnings	355,736	77,093
Treasury stock – at average cost; 25,307 shares and 26,560 shares at January 28, 2023 and January 29, 2022, respectively	(277,790)	(296,799)
Total stockholders' equity	307,569	1,308
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,398,325	$ 1,259,454

See **Notes** to Consolidated Financial Statements.

EXPRESS, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Amounts in Thousands, Except Per Share Amounts)

		2022		2021		2020
Net Sales	$	1,864,182	$	1,870,296	$	1,208,374
Cost of Goods Sold, Buying and Occupancy Costs		1,335,588		1,311,829		1,213,281
GROSS PROFIT/(LOSS)		528,594		558,467		(4,907)
Operating Expenses:						
Selling, general, and administrative expenses		596,671		558,187		450,834
Other operating income, net		(590)		(499)		(526)
TOTAL OPERATING EXPENSES		596,081		557,688		450,308
OPERATING (LOSS)/INCOME		(67,487)		779		(455,215)
Interest Expense, Net		29,103		15,198		3,401
Gain on Transaction with WHP		(409,493)		—		—
Other (Income)/Expense, Net		(1,384)		(298)		2,733
INCOME/(LOSS) BEFORE INCOME TAXES		314,287		(14,121)		(461,349)
Income Tax Expense/(Benefit)		20,453		315		(55,900)
NET INCOME/(LOSS)	$	293,834	$	(14,436)	$	(405,449)
COMPREHENSIVE INCOME/(LOSS)	$	293,834	$	(14,436)	$	(405,449)
EARNINGS PER SHARE:						
Basic	$	4.32	$	(0.22)	$	(6.27)
Diluted	$	4.25	$	(0.22)	$	(6.27)
WEIGHTED AVERAGE SHARES OUTSTANDING:						
Basic		68,046		66,448		64,624
Diluted		69,058		66,448		64,624

See **Notes** to Consolidated Financial Statements.

EXPRESS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in Thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total
	Shares Outstanding	Par Value				Shares	At Average Cost	
BALANCE, February 1, 2020	63,922 $	936 $	215,207 $	533,690 $	—	29,710	$(343,531) $	406,302
Net loss	—	—	—	(405,449)	—	—	—	(405,449)
Exercise of stock options and restricted stock	1,392	—	(2,528)	(13,509)	—	(1,392)	16,037	—
Share-based compensation	—	—	9,462	—	—	—	—	9,462
Repurchase of common stock	(343)	—	—	—	—	343	(626)	(626)
BALANCE, January 30, 2021	64,971 $	936 $	222,141 $	114,732 $	—	28,661	$(328,120) $	9,689
Net loss	—	—	—	(14,436)	—	—	—	(14,436)
Exercise of stock options and restricted stock	3,084	—	(11,872)	(23,203)	—	(3,084)	35,075	—
Share-based compensation	—	—	9,809	—	—	—	—	9,809
Repurchase of common stock	(983)	—	—	—	—	983	(3,754)	(3,754)
BALANCE, January 29, 2022	67,072 $	936 $	220,078 $	77,093 $	—	26,560	$(296,799) $	1,308
Net income	—	—	—	293,834	—	—	—	293,834
Issuance of common stock	5,435	54	6,845	—	—	—	—	6,899
Exercise of stock options and restricted stock	1,888	—	(5,830)	(15,191)	—	(1,888)	21,021	—
Share-based compensation	—	—	7,540	—	—	—	—	7,540
Repurchase of common stock	(635)	—	—	—	—	635	(2,012)	(2,012)
BALANCE, January 28, 2023	73,760 $	990 $	228,633 $	355,736 $	—	25,307	$(277,790) $	307,569

See **Notes** to Consolidated Financial Statements.

EXPRESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income/(loss)	$ 293,834	$ (14,436)	$ (405,449)
Adjustments to reconcile net income/(loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	62,169	67,622	73,698
Gain on transaction with WHP	(409,493)	—	—
Loss on extinguishment of debt	4,500	—	—
Loss on disposal of property and equipment	57	140	901
Impairment of property, equipment and lease assets	2,150	—	34,380
Equity method investment impairment	—	—	3,233
Share-based compensation	7,540	9,809	9,462
Deferred taxes	10,868	—	54,967
Landlord allowance amortization	(387)	(496)	(416)
Other non-cash adjustments	—	—	(500)
Changes in operating assets and liabilities:			
Receivables, net	(630)	2,812	(3,732)
Income tax receivable	(75)	57,677	(108,342)
Prepaid royalty	(59,565)	—	—
Inventories	(6,854)	(94,435)	(44,057)
Deferred royalty income	19,852	—	—
Accounts payable, deferred revenue, and accrued expenses	(46,367)	68,304	68,275
Other assets and liabilities	(34,679)	(7,617)	(6,046)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(157,080)	89,380	(323,626)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(47,375)	(34,771)	(16,854)
Proceeds from WHP transaction	243,387	—	—
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	196,012	(34,771)	(16,854)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings under the revolving credit facility	350,470	148,000	165,000
Repayment of borrowings under the revolving credit facility	(263,470)	(219,050)	(58,950)
Proceeds from borrowings under the term loan facility	—	50,000	90,000
Repayment of borrowings under the term loan facility	(96,737)	(43,263)	—
Proceeds on financing arrangements	—	—	2,634
Repayments of financing arrangements	—	(769)	(1,864)
Costs incurred in connection with debt arrangements	(9,646)	(471)	(6,979)
Proceeds on issuance of common stock	6,899	—	—
Repurchase of common stock for tax withholding obligations	(2,012)	(3,754)	(626)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(14,496)	(69,307)	189,215
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	24,436	(14,698)	(151,265)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,176	55,874	207,139
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 65,612	$ 41,176	$ 55,874
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 25,121	$ 11,259	$ 2,676
Cash paid to taxing authorities	$ 1,374	$ 573	$ 621

See **Notes** to Consolidated Financial Statements.

EXPRESS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 | DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business Description

Express, Inc., together with its subsidiaries ("Express" or the "Company"), is a fashion retail company whose business includes an omnichannel operating platform, physical and online stores, and a multi-brand portfolio that includes Express and UpWest. The Express brand launched in 1980 with the idea that style, quality and value should all be found in one place. Today, Express is a brand with a purpose - *We Create Confidence. We Inspire Self-Expression.* - powered by a styling community. UpWest launched in 2019 with a purpose to Provide Comfort for People & Planet.

The Company operates 553 retail and factory outlet stores in the United States and Puerto Rico, the express.com online store and the Express mobile app. Express is comprised of the brands Express and UpWest. As of January 28, 2023, Express operated 355 primarily mall-based retail stores in the United States and Puerto Rico as well as 198 factory outlets.

WHP Strategic Partnership

On December 8, 2022, Express entered into a strategic partnership with WHP Global ("WHP"), a leading global brand management firm. The mutually transformative strategic partnership advances the Company's omnichannel platform which is expected to drive accelerated, long-term growth through the acquisition and operation of a portfolio of brands. The Company and WHP have also formed EXP Topco, LLC, an intellectual property joint venture (the "Joint Venture"), intended to scale the Express brand through new domestic category licensing and international expansion opportunities. Refer to **Note 4** included elsewhere in this Annual Report for further discussion regarding the WHP partnership.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are referred to by the calendar year in which the fiscal year commences. All references herein to the Company's fiscal years are as follows:

Fiscal Year	Year Ended	Number of Weeks
2022	January 28, 2023	52
2021	January 29, 2022	52
2020	January 30, 2021	52

Basis of Presentation

Express, Inc., a holding company, owns all of the outstanding equity interests in Express Topco LLC, a holding company, which owns all of the outstanding equity interests in Express Holding, LLC ("Express Holding"). Express Holding owns all of the outstanding equity interests in Express, LLC. Express, LLC, together with its subsidiaries, including Express Fashion Operations, LLC, conducts the operations of the Company and Express Fashion Investments, LLC which owns a 40% economic interest with significant influence in the Joint Venture.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. The Company holds a 40% equity method interest in the Joint Venture, which is majority owned by WH Borrower, LLC. All intercompany transactions and balances have been eliminated in consolidation.

Segment Reporting

The Company defines an operating segment on the same basis that it uses to evaluate performance internally. The Company has determined that, together, its Chief Executive Officer and its President and Chief Operating Officer are the Chief Operating Decision Maker, and that there is one operating segment. Therefore, the Company reports results as a single segment, which includes the operation of its Express brick-and-mortar retail and outlet stores, eCommerce operations and franchise operations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expense during the reporting period, as well as the related disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements. Actual results may differ from those estimates. The Company revises its estimates and assumptions as new information becomes available.

Going Concern and Management's Plans

The Company's revenues, results of operations and cash flows have been materially adversely impacted in the third and fourth quarters of 2022 reversing the trend seen into the second quarter of 2022. The persistently challenging macroeconomic and retail apparel environments, which became more pronounced as the year progressed, significantly impacted the Company's performance. Net sales during 2022 decreased approximately $6.1 million compared to 2021 and this decline, coupled with an increase in promotional activity, drove gross margin and operating loss below the Company's expectations. For 2022, the Company reported operating loss of $67.5 million and negative operating cash flows of $157.1 million.

During the fourth quarter of 2022, the Company amended its existing $140.0 million Term Loan Credit Facility and existing $250.0 million Asset-Based Revolving Credit. The Amended Term Loan Facility refinanced the $90.0 million "first in, last out" term loan facility with a new $90.0 million "first in, last out" term loan facility and terminated the $50.0 million delayed draw term loan facility. The 2022 Amended Revolving Credit Facility increased the maximum revolver amount by $40.0 million to $290.0 million. Subsequent to the debt amendment transaction and prior to the closing of the fiscal year, the Company entered into the strategic partnership with WHP that provided $260.0 million in proceeds which it used to pay off (i) the remaining $90.0 million outstanding on our Term Loan and (ii) a portion of our Amended Revolving Credit Facility. Refer to **Note 7** in the Company's Consolidated Financial Statements included elsewhere in this Annual Report for further details regarding the Amended Revolving Credit Facility. As of January 28, 2023, the Company is currently in compliance with its covenants, however, due to the uncertainty in the Company's business, the Company could experience material further decreases to revenues and cash flows and may experience difficulty remaining in compliance with financial covenants under the Amended Revolving Credit Facility. When conditions and events, in the aggregate, impact an entity's ability to continue as a going concern, management evaluates the mitigating effect of its plans to determine if it is probable that the plans will be effectively implemented and, when implemented, the plans will mitigate the relevant conditions or events.

The Company's plans are focused on improving its results and liquidity through cost reductions and improved sales trends as we move through 2023. The Company has contingency plans which would further reduce or defer additional expenses and cash outlays, should operations weaken beyond current forecasts. The Company believes these plans are probable of being successfully implemented, which will result in adequate cash flows to support its ongoing operations and to meet its covenant requirements for at least one year following the date these financial statements are issued.

The accompanying Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE 2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds, payments due from banks for third-party credit and debit card transactions for up to five days of sales, cash on hand, and deposits with financial institutions. As of January 28, 2023 and January 29, 2022, amounts due from banks for credit and debit card transactions totaled approximately $10.1 million and $10.3 million, respectively.

Outstanding checks not yet presented for payment amounted to $31.2 million and $29.1 million as of January 28, 2023 and January 29, 2022, respectively, and are included in accounts payable on the Consolidated Balance Sheets.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

- **Level 1 -** Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

- **Level 2 -** Valuation is based upon quoted prices for similar assets and liabilities in active markets or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- **Level 3 -** Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

Financial Assets

The following table presents the Company's financial assets, recorded in cash and cash equivalents on the Consolidated Balance Sheets, measured at fair value on a recurring basis as of January 28, 2023 and January 29, 2022, aggregated by the level in the fair value hierarchy within which those measurements fall.

	January 28, 2023		
	Level 1	Level 2	Level 3
	(in thousands)		
Money market funds	$ 47,792	$ —	$ —

	January 29, 2022		
	Level 1	Level 2	Level 3
	(in thousands)		
Money market funds	$ —	$ —	$ —

The money market funds are valued using quoted market prices in active markets.

Non-Financial Assets

The Company's non-financial assets, which include fixtures, equipment, improvements, right of use assets, and equity method investment, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur indicating the carrying value of these assets may not be recoverable, or annually in the case of indefinite-lived intangibles, an impairment test is required. See additional discussion under the heading "Property and Equipment, Net" in this note below.

The carrying amounts reflected on the Consolidated Balance Sheets for the remaining cash, cash equivalents, receivables, prepaid expenses, and payables as of January 28, 2023 and January 29, 2022 approximated their fair values. The equity method investment is at cost, and is the result of a market participant transaction with WHP whereby the Company received proceeds for a 60% interest in the intellectual property it contributed to the Joint Venture. The Company has a 40% interest in the Joint Venture.

Receivables, Net

Receivables, net consist primarily of construction allowances, receivables from the Bank related to the Card Agreement, our franchisees, and third-party resellers of our gift cards, and other miscellaneous receivables. Outstanding receivables are continuously reviewed for collectability. The Company's allowance for estimated credit losses was not significant as of January 28, 2023 or January 29, 2022.

Inventories

Inventories are principally valued at the lower of cost or net realizable value on a weighted-average cost basis. The Company writes down inventory, the impact of which is reflected in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Income and Comprehensive Income, if the cost of specific inventory items on hand exceeds the amount the Company expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience. The lower of cost or net realizable value adjustment to inventory as of January 28, 2023 and January 29, 2022 was $10.3 million and $14.2 million, respectively.

The Company also records an inventory shrink reserve for estimated merchandise inventory losses between the last physical inventory count and the balance sheet date. This estimate is based on management's analysis of historical results.

Advertising

Advertising production costs are expensed at the time the promotion first appears in media, stores, or on the website. Total advertising expense was $134.9 million, $135.0 million and $110.6 million in 2022, 2021, and 2020, respectively. Advertising costs are included in selling, general, and administrative expenses in the Consolidated Statements of Income and Comprehensive Income.

Property and Equipment, Net

Property and equipment are stated at cost. Depreciation of property and equipment is computed on a straight-line basis, using the following useful lives:

Category	Depreciable Life
Software, including software developed for internal use	3 - 7 years
Store related assets and other property and equipment	3 - 10 years
Furniture, fixtures and equipment	5 - 7 years
Leasehold improvements	Shorter of lease term or useful life of the asset, typically no longer than 10 years
Building improvements	6 - 30 years

When a decision is made to dispose of property and equipment prior to the end of its previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in other operating income, net, in the Consolidated Statements of Income and Comprehensive Income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.

Store Asset Impairment

Property and equipment, including the right of use assets, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur indicating the carrying value of these assets may not be recoverable, an impairment test is required. These events include, but are not limited to, material adverse changes in projected revenues, present cash flow losses combined with a history of cash flow losses and a forecast that demonstrates significant continuing losses, significant negative economic conditions, a significant decrease in the market value of an asset and store closure or relocation decisions. The reviews are conducted at the store level, the lowest identifiable level of cash flow.

Stores that display an indicator of impairment are subjected to an impairment assessment. Such stores are tested for recoverability by comparing the sum of the estimated future undiscounted cash flows to the carrying amount of the asset. This recoverability test requires management to make assumptions and judgments related, but not limited, to management's expectations for future cash flows from operating the store.

- ▪ The key assumption used in the undiscounted future store cash flow models is the sales growth rate.

An impairment loss may be recognized when these undiscounted future cash flows are less than the carrying amount of the asset group. In the circumstance of impairment, any loss would be measured as the excess of the carrying amount of the asset group over its fair value. Fair value of the store-related assets is determined at the individual store level based on the highest and best use of the asset group.

- The key assumptions used in the fair value analysis may include discounted estimates of future store cash flows from operating the store and/or comparable market rents.

During 2022, 2021 and 2020, the Company recognized impairment charges as follows:

	2022		2021		2020
	(in thousands)				
Right of use asset impairment	$	1,483	$	—	$	25,117
Property and equipment asset impairment		667		—		9,263
Total asset impairment	$	2,150	$	—	$	34,380

Impairment charges are recorded in cost of goods sold, buying and occupancy costs in the Consolidated Statements of Income and Comprehensive Income.

Equity Method Investments

The Company accounts for each of its equity investments through which it exercises significant influence but does not have control over the investee under the equity method. Under the equity method, the Company recorded its investment in the investee on the balance sheet initially at cost, and subsequently adjusts the carrying amount based on its share of the investee's net income or loss. Royalty distributions received from the investee are recognized as a reduction of the carrying amount of the investment. The Company's share of equity (income)/losses and other adjustments associated with these equity investments will be included in other operating income, net in the Consolidated Statements of Income and Comprehensive Income. The carrying value for the Company's equity investment is reported in Equity Method Investment on the Consolidated Balance Sheets. The Company reports its share of earnings using a one-month lag because results are not available in time for it to record them in the concurrent period. This convention does not materially impact the Company's results.

The Company reviews its equity investments accounted for under the equity method of accounting for impairment by comparing the fair value of each of its investments to their carrying value. If the carrying value of an investment exceeds its fair value and the loss in value is other than temporary, the investment is considered impaired and reduced to fair value, and the impairment is recognized in the period identified. Factors providing evidence of such a loss include changes in the investee's operations or financial condition, significant continuing losses, significant negative economic conditions or a significant decrease in the market value. Impairment charges are recorded in other expense/(income), net in the Consolidated Statements of Income and Comprehensive Income.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of the Company's assets and liabilities. Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

The Company considers all available evidence, both positive and negative, when evaluating whether deferred tax assets are realizable. Such factors include past operating results, taxable income in prior carryback years, future reversal of existing temporary differences, prudent and feasible tax planning strategies and forecasts of future operating income. The past operating results is given more weight than expectations of future profitability, which is inherently uncertain. The assumptions utilized in determining future taxable income require significant judgment and actual operating results in future years could differ from the Company's current assumptions and estimates.

A tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized.

The Company recognizes tax liabilities for uncertain tax positions and adjusts these liabilities when the Company's judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available.

Interest and penalties related to unrecognized tax benefits are recognized within income tax expense in the Consolidated Statements of Income and Comprehensive Income. Accrued interest and penalties are included within other long-term liabilities on the Consolidated Balance Sheets.

The income tax liability was $8.0 million and $0.8 million as of January 28, 2023 and January 29, 2022, respectively, and is included in accrued expenses on the Consolidated Balance Sheets.

The Company may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. These audits may challenge certain of the Company's tax positions, such as the timing and amount of deductions and allocation of taxable income to various jurisdictions.

Self-Insurance

The Company is generally self-insured in the United States for medical, workers' compensation and general liability benefits up to certain stop-loss limits. Such costs are accrued based on known claims and estimates of incurred but not reported ("IBNR") claims. IBNR claims are estimated using historical claim information and actuarial estimates. The accrued liability for self-insurance is included in accrued expenses on the Consolidated Balance Sheets.

Revenue Recognition

The following is information regarding the Company's major product categories and sales channels:

		2022		2021		2020
		(in thousands)				
Apparel	$	1,667,833	$	1,652,706	$	1,033,140
Accessories and other		144,356		168,211		132,069
Other revenue		51,993		49,379		43,165
Total net sales	$	1,864,182	$	1,870,296	$	1,208,374

		2022		2021		2020
		(in thousands)				
Retail	$	1,314,647	$	1,339,091	$	860,613
Outlet		497,542		481,826		304,596
Other revenue		51,993		49,379		43,165
Total net sales	$	1,864,182	$	1,870,296	$	1,208,374

Merchandise returns are reflected in the accounting records of the channel where they are physically returned. Other revenue consists primarily of revenue earned from our private label credit card agreement, shipping and handling revenue related to eCommerce activity, sell-off revenue related to marked-out-of-stock inventory sales to third parties, revenue from gift card breakage and revenue from franchise agreements.

Revenue related to the Company's international franchise operations was not material for any period presented and, therefore, is not reported separately from domestic revenue.

Merchandise Sales

The Company recognizes sales for in-store purchases at the point-of-sale. Revenue related to eCommerce transactions is recognized upon shipment based on the fact that control transfers to the customer at that time. The Company has made a policy election to treat shipping and handling as costs to fulfill the contract, and as a result, any amounts received from customers are included in the transaction price allocated to the performance obligation of providing goods with a corresponding amount accrued within cost of goods sold, buying and occupancy costs in the Consolidated Statements of Income and Comprehensive Income for amounts paid to applicable carriers. Associate discounts on merchandise purchases are classified as a reduction of net sales. Net sales excludes sales tax collected from customers and remitted to governmental authorities.

The Company also sells merchandise to multiple franchisees pursuant to different franchise agreements. Revenues may consist of sales of merchandise and/or royalties. Revenues from merchandise sold to franchisees are recorded at the time title transfers to the franchisees. Royalty revenue is based upon a percentage of the franchisee's net sales to third parties and is earned when such sales to third parties occur.

Loyalty Program

The Company maintains a customer loyalty program in which customers earn points toward rewards for qualifying purchases and other marketing activities. Upon reaching specified point values, customers are issued a reward, which they may redeem on merchandise purchases at the Company's stores or on its website. Generally, rewards earned must be redeemed within 60 days from the date of issuance. The Company defers a portion of merchandise sales based on the estimated standalone selling price of the points earned. This deferred revenue is recognized as certificates are redeemed or expire. To calculate this deferral, the Company makes assumptions related to card holder redemption rates based on historical experience. The loyalty liability is included in deferred revenue on the Consolidated Balance Sheets.

	2022	2021
	(in thousands)	
Beginning balance loyalty deferred revenue	$ 10,918	$ 8,951
(Revenue recognized)/reduction in revenue	(979)	1,967
Ending balance loyalty deferred revenue	$ 9,939	$ 10,918

Sales Returns Reserve

The Company reduces net sales and provides a reserve for projected merchandise returns based on prior experience. Merchandise returns are often resalable merchandise and are refunded by issuing the same payment tender as the original purchase. The sales returns reserve was $9.0 million and $9.8 million as of January 28, 2023 and January 29, 2022, respectively, and is included in accrued expenses on the Consolidated Balance Sheets. The asset related to projected returned merchandise is included in other assets on the Consolidated Balance Sheets.

Gift Cards

The Company sells gift cards in its stores, on its eCommerce website and through third parties. These gift cards do not expire or lose value over periods of inactivity. The Company accounts for gift cards by recognizing a liability at the time a gift card is sold. The gift card liability balance was $25.6 million and $25.1 million as of January 28, 2023 and January 29, 2022, respectively, and is included in deferred revenue on the Consolidated Balance Sheets. During 2022 and 2021, the Company recognized approximately $13.9 million and $8.2 million of revenue that was previously included in the beginning gift card contract liability, respectively. The Company recognizes revenue from gift cards when they are redeemed by the customer. The Company also recognizes income on unredeemed gift cards, referred to as "gift card breakage." Gift card breakage is recognized proportionately using a time-based attribution method from issuance of the gift card to the time when it can be determined that the likelihood of the gift card being redeemed is remote and that there is no legal obligation to remit unredeemed gift cards to relevant jurisdictions. The gift card breakage rate is based on historical redemption patterns. Gift card breakage is included within the other revenue component of net sales in the Consolidated Statements of Income and Comprehensive Income.

		2022		2021
		(in thousands)		
Beginning gift card liability	$	25,066	$	23,478
Issuances		30,780		31,339
Redemptions		(27,303)		(27,218)
Gift card breakage		(2,939)		(2,533)
Ending gift card liability	$	25,604	$	25,066

Private Label Credit Card

The Company has an agreement with Comenity Bank (the "Bank") to provide customers with private label credit cards (the "Card Agreement") which was amended on August 28, 2017 to extend the term of the arrangement through December 31, 2024. Each private label credit card bears the logo of the Express brand and can only be used at the Company's store locations and eCommerce channel. The Bank is the sole owner of the accounts issued under the private label credit card program and absorbs the losses associated with non-payment by the private label card holders and a portion of any fraudulent usage of the accounts.

Pursuant to the Card Agreement, the Company receives amounts from the Bank during the term based on a percentage of private label credit card sales and is also eligible to receive incentive payments for the achievement of certain performance targets. These funds are recorded within the other revenue component of net sales in the Consolidated Statements of Income and Comprehensive Income. The Company also receives reimbursement funds from the Bank for certain expenses the Company incurs. These reimbursement funds are used by the Company to fund marketing and other programs associated with the private label credit card. The reimbursement funds received related to private label credit cards are recorded within the other revenue component of net sales in the Consolidated Statements of Income and Comprehensive Income.

In connection with the Card Agreement, the Bank agreed to pay the Company a $20.0 million refundable payment which the Company recognized upon receipt as deferred revenue within other long-term liabilities in the Consolidated Balance Sheets and began to recognize into income on a straight-line basis commencing January 2018. As of January 28, 2023, the deferred revenue balance of $5.5 million will be recognized over the remaining term of the amended Card Agreement within the other revenue component of net sales in the Consolidated Statements of Income and Comprehensive Income.

		2022		2021
		(in thousands)		
Beginning balance refundable payment liability	$	8,394	$	11,272
Recognized in revenue		(2,878)		(2,878)
Ending balance refundable payment liability	$	5,516	$	8,394

Cost of Goods Sold, Buying and Occupancy Costs

Cost of goods sold, buying and occupancy costs, includes merchandise costs, freight, inventory shrinkage and other gross margin related expenses. Buying and occupancy expenses primarily include payroll, benefit costs, and other operating expenses for the buying departments (merchandising, design, manufacturing and planning and allocation), distribution, eCommerce fulfillment, rent, common area maintenance, real estate taxes, utilities, maintenance and depreciation for stores.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include all operating costs not included in cost of goods sold, buying and occupancy costs, with the exception of proceeds received from insurance claims and gain/loss on disposal of assets, which are included in other operating expense, net. These costs include payroll and other expenses related to operations at our corporate home office, store expenses other than occupancy, and marketing expenses.

Other Operating Income, Net

Other operating income, net primarily consists of gains/losses on disposal of assets, excess proceeds from the settlement of insurance claims and the write off of certain costs associated with aborted debt negotiations.

Gain on Transaction with WHP

Gain on transaction with WHP primarily consists of proceeds from the sale of majority interest of intellectual property to the Joint Venture, the equity method investment and the premium paid on the common shares by WHP discussed in **Note 4**.

Other (Income)/Expense, Net

Other (income)/expense, net primarily consists of payments received from Homage, LLC discussed in **Note 4**.

NOTE 3 | PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of:

	January 28, 2023	January 29, 2022
	(in thousands)	
Building improvements	$ 16,312	$ 16,206
Furniture, fixtures and equipment, and software	582,205	557,130
Leasehold improvements	402,598	393,221
Construction in process	17,652	8,433
Other	810	812
Total	1,019,577	975,802
Less: accumulated depreciation	(886,193)	(827,820)
Property and equipment, net	$ 133,384	$ 147,982

Depreciation expense totaled $61.5 million, $66.5 million and $76.1 million in 2022, 2021, and 2020, respectively, excluding impairment charges discussed in **Note 2**.

NOTE 4 | EQUITY METHOD INVESTMENT

The following table is a summary of the Company's equity method investment:

	% of Ownership	Balance Sheet Location	January 28, 2023
			(in thousands)
EXP Topco, LLC.	40%	Equity Method Investment	$ 166,106

The Company accounts for equity investments through which it exercises significant influence but does not have control over the investee under the equity method. Under the equity method, the Company recorded its investment in the investee on the balance sheet initially at cost, and subsequently adjusts the carrying amount based on its share of the investee's net income or loss. Royalty distributions received from the investee are recognized as a reduction of the carrying amount of the investment. The Company's share of equity (income)/losses and other adjustments associated with these equity investments will be included in other operating income, net in the Consolidated Statements of Income and Comprehensive Income. The carrying value for the Company's equity investment is reported in Equity Method Investment on the Consolidated Balance Sheets. The Company reports its share of earnings using a one-month lag because results are not available in time for it to record them in the concurrent period. The Company will begin reporting information under S-X Rule 4-08(g) for the Joint Venture in future quarters.

Equity Method Investment with WHP Global

On December 8, 2022, the Company entered into a strategic partnership with WHP, a leading global brand management firm. On January 25, 2023 the related transactions closed and funded. The mutually transformative strategic partnership advances the Company's omnichannel platform which is expected to drive accelerated, long-term growth through the acquisition and operation of a portfolio of brands. The Company formed an intellectual property Joint Venture with WHP, which acquired certain intellectual property of the Company. Concurrently, the Company transformed into an omnichannel platform company, managed and run by its current leadership. All other aspects of the existing business remain unchanged.

The Company entered into an exclusive long-term License Agreement (as defined below) with multiple renewal options with the Joint Venture to use the contributed intellectual property for the Company's existing business and will pay a royalty fee to the Joint Venture. Cash earnings in the Joint Venture will be distributed quarterly to the Company and WHP on a pro rata basis.

Under the derecognition guidance from ASC 810, the Company derecognized the intellectual property assets at their carrying amount upon their contribution to the Joint Venture. In exchange for the Company's contribution of its intellectual property assets to the Joint Venture, WHP invested $235.0 million for a 60% stake in the Joint Venture, implying a fair value of the Company's retained 40% interest of approximately $156.7 million. The carrying amount of the intellectual property assets was zero, leading to recognition of a $391.7 million gain of which $156.7 million was related to the Company's retained 40.0% interest in the Joint Venture. The gain was recorded in gain on transaction with WHP on the Consolidated Statements of Income and Comprehensive Income. Transaction costs capitalized in the cost of the equity method investment totaled $9.4 million.

Separately, under the terms of the transaction, WHP also made a common equity investment to acquire 5.4 million newly issued shares of the Company at $4.60 per share, representing an approximate pro forma ownership of 7.4%. The difference between the price paid and the fair value of the share price on the day of the transaction resulted in a gain of $17.8 million recorded in gain on transaction with WHP on the Consolidated Statements of Income and Comprehensive Income. Refer to **Note 8** in our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for further discussion.

In connection with the strategic partnership with WHP, on January 25, 2023, the Company and the Joint Venture entered into an Intellectual Property License Agreement (the "License Agreement"). The License Agreement provides the Company with an exclusive license in the United States to the intellectual property contributed in connection with the Membership Interest Purchase Agreement and certain other intellectual property. The initial term of the License Agreement is 10 years, and the License Agreement automatically renews for successive renewal terms of 10 years (unless the Company provides notice of non-renewal at least 24 months prior to the end of the initial or applicable renewal term). Except for the Company's right not to renew the License Agreement, the License Agreement is not terminable by either party. The Company will pay the Joint Venture a royalty on net sales of certain licensed goods and will commit to an annual guaranteed minimum annual royalty during the term of the License Agreement (i.e., $60.0 million in the first contract year, increasing by $1.0 million per year for the next five contract years, and remaining at $65.0 million following the sixth contract year). The Company will pay royalties at a rate of (i) 3.25% of net sales arising from retail sales of certain licensed goods in the first through fifth contract years (and 3.5% thereafter), and (ii) 8% of net sales arising from wholesale sales of such goods. The Company prepaid the Joint Venture's first year guaranteed minimum royalty of $60.0 million with a portion of the transaction proceeds and recorded as a prepaid royalty on the Consolidated Balance Sheets.

As WHP is an affiliate of the Company as part of the transaction, the intellectual property purchase, stock purchase and related royalty payments are considered related party transactions.

Equity Method Investment in Homage, LLC

In 2016, the Company made a $10.1 million investment in Homage, LLC, a privately held retail company based in Columbus, Ohio. The non-controlling investment in the entity was being accounted for under the equity method.

During the third quarter of 2020, the Company sold all of its interest in Homage, LLC back to Homage, LLC in exchange for a promissory note payable to the Company in the principal amount of $1.5 million. The Company recorded a reserve against the full value of this promissory note.

During the fourth quarter of 2021, the Company revised the payment terms of the note receivable and collected $0.3 million which was recorded as other income within other (income)/expense, net in the Consolidated Statements of Income and Comprehensive Income.

During 2022, the Company collected $1.2 million which was recorded as other income within other (income)/expense, net in the Consolidated Statements of Income and Comprehensive Income. The Company has no remaining activity with Homage, LLC.

NOTE 5 | LEASES

The Company accounts for leases under Accounting Standards Update ("ASU") 2016-02, "Leases (Topic 842)" ("ASC 842"). This ASU is a comprehensive standard that requires lessees to recognize lease assets and lease liabilities for most leases, including those leases previously classified as operating leases.

The Company's right of use assets represent a right to use underlying assets for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease assets and liabilities are recognized at the lease commencement date (date on which the Company gains access to the property) based on the estimated present value of lease payments over the lease term, net of landlord allowances to be received. The Company accounts for the lease and non-lease components as a single lease component for all current classes of leases.

The Company leases all of its store locations and its corporate headquarters, which also includes its distribution center, under operating leases. The store leases typically have initial terms of 5 to 10 years however, most of the leases that are coming to the end of their lease lives are being renegotiated with shorter terms. The current lease term for the corporate headquarters expires in 2026, with one optional five-year extension period. The Company also leases certain equipment and other assets under operating leases, typically with initial terms of 3 to 5 years. The lease term includes the initial contractual term as well as any options to extend the lease when it is reasonably certain that the Company will exercise that option. Leases with an initial term of 12 months or less (short-term leases) are not recorded on the balance sheet. The Company does not currently have any material short-term leases. The Company is generally obligated for the cost of property taxes, insurance and other landlord costs, including common area maintenance charges, relating to its leases. If these charges are fixed, they are combined with lease payments in determining the lease liability; however, if such charges are not fixed, they are considered variable lease costs and are expensed as incurred. The variable payments are not included in the measurement of the lease liability or asset. The Company's finance leases are immaterial.

Certain lease agreements include rental payments based on a percentage of retail sales over contractual levels and others include rental payments adjusted periodically for inflation. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company's lease agreements do not provide an implicit rate, so the Company uses an estimated incremental borrowing rate, which is derived from third-party information available at the lease commencement date, in determining the present value of lease payments. The rate used is for a secured borrowing of a similar term as the lease.

As a result of the impact of the COVID-19 pandemic, the Company did not initially make its store rent payments for certain stores in portions of the first and second quarter of 2020. The Company established an accrual for rent payments that were not made and has continued to recognize accrued rent expense. As a result of negotiations with certain landlords, the Company has since made rent payments for certain stores and some landlords have agreed to abate certain rent payments. The appropriate adjustments were made to accrued rent. Accrued rent is within accrued expenses on the Consolidated Balance Sheets. Accrued minimum rent as of January 28, 2023 and January 29, 2022, was $6.2 million and $7.7 million, respectively.

Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount.

The following table is a summary of the Company's components of net lease cost, which is included in cost of goods sold, buying and occupancy costs, in the Consolidated Statements of Income and Comprehensive Income:

		2022		2021		2020
		(in thousands)				
Operating lease costs	$	220,682	$	234,911	$	272,896
Variable and short-term lease costs		63,516		45,355		60,925
Total lease costs	$	284,198	$	280,266	$	333,821

Supplemental cash flow information related to leases is as follows:

		2022		2021		2020
		(in thousands)				
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for operating leases	$	253,197	$	296,353	$	197,824
Right of use assets obtained in exchange for operating lease liabilities	$	45,136	$	44,952	$	44,433

Supplemental balance sheet information related to leases is as follows:

	2022	2021	2020
Operating leases:			
Weighted average remaining lease term (in years)	3.8	4.4	5.1
Weighted average discount rate	6.9 %	6.5 %	5.4 %

The following table reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the Consolidated Balance Sheets as of January 28, 2023:

		January 28, 2023
		(in thousands)
2023	$	209,072
2024		177,265
2025		132,509
2026		78,104
2027		45,314
Thereafter		33,809
Total minimum lease payments		676,073
Less: amount of lease payments representing interest		80,619
Present value of future minimum lease payments		595,454
Less: current obligations under leases		189,006
Long-term lease obligations	$	406,448

NOTE 6 | INCOME TAXES

The provision (benefit) for income taxes consists of the following:

		2022		2021		2020
Current:			(in thousands)			
U.S. federal	$	8,273	$	(239)	$	(109,627)
U.S. state and local		1,312		554		(1,240)
Total		9,585		315		(110,867)
Deferred:						
U.S. federal		3,546		—		37,292
U.S. state and local		7,322		—		17,675
Total		10,868		—		54,967
Income tax (benefit)/expense	$	20,453	$	315	$	(55,900)

The following table provides a reconciliation between the statutory federal income tax rate and the effective tax rate:

	2022	2021	2020
Federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal income tax effect	6.4 %	(5.0)%	5.2 %
Change in uncertain tax positions	0.4 %	0.8 %	0.1 %
Share-based compensation	0.1 %	(3.2)%	(0.3)%
Non-deductible executive compensation	0.6 %	(22.6)%	(0.2)%
Change in valuation allowance	(21.8)%	4.0 %	(22.9)%
Change in tax law	— %	— %	9.1 %
Tax credits	(0.3)%	3.7 %	0.1 %
Other items, net	0.1 %	(0.9)%	— %
Effective tax rate	6.5 %	(2.2)%	12.1 %

The increase in the tax rate in 2022 compared to 2021 is primarily attributable to the gain on the transaction with WHP. The gain on the transaction with WHP in 2022 allowed the Company to utilize certain deferred tax assets and tax attributes with a corresponding release to the Company's valuation allowance.

On March 27, 2020, the CARES Act was enacted into law. The CARES Act provides several provisions that impact the Company, including the establishment of a five-year carryback of net operating losses originating in the tax years 2018, 2019 and 2020, temporarily suspending the 80% limitation on the use of net operating losses, relaxing limitation rules on business interest deductions, and retroactively clarifying that businesses may immediately write-off certain qualified leasehold improvement property dating back to January 1, 2018. The Company carried back certain of its U.S. federal net operating losses to offset taxable income in the five-year carryback period as part of the CARES Act. As of January 28, 2023, the Company has a $52.3 million income tax receivable recorded as a non-current asset.

The decrease in the tax rate in 2021 compared to 2020 is primarily attributable to the impact of nondeductible executive compensation in 2021, as well as establishing a valuation allowance against the Company's net deferred tax assets in 2020. This was partially offset by the impact from the CARES Act of the 2019 and 2020 U.S. federal net operating losses that are able to be carried back to years with a higher federal statutory tax rate than is currently enacted.

The following table provides the effect of temporary differences that created deferred income taxes as of January 28, 2023 and January 29, 2022. Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carry-forwards at the end of the respective periods.

		January 28, 2023		January 29, 2022
		(in thousands)		
Deferred tax assets:				
Accrued expenses and deferred compensation	$	9,999	$	13,693
Lease liability		161,389		197,063
Intangible assets		10,851		21,402
Inventory		1,136		—
Deferred revenue		5,418		5,142
Other		871		986
Net operating losses, tax credit and other carryforwards		17,693		41,137
Valuation allowance		(41,767)		(107,669)
Total deferred tax assets		165,590		171,754
Deferred tax liabilities:				
Prepaid expenses		2,374		2,844
Inventory		—		1,305
Right of use asset		133,149		161,105
Investment in Joint Venture		36,500		—
Property and equipment		4,435		6,500
Total deferred tax liabilities		176,458		171,754
Net deferred tax asset/(liability)	$	(10,868)	$	—

The Company evaluates whether deferred tax assets are realizable on a quarterly basis. The Company considers all available positive and negative evidence, including past operating results and expectations of future operating income. Accordingly, the Company has booked a valuation allowance against the amount of deferred tax assets not expected to be realized as of January 28, 2023.

As of January 28, 2023, the Company had U.S. state net operating loss carryforwards of $352.0 million. The U.S. state net operating losses have carryforward periods of five to twenty years with varying expiration dates and certain jurisdictions have an unlimited carryforward period. The Company had no remaining U.S. federal net operating loss carryforwards. The Company also has $0.1 million in foreign tax credits, which can be carried forward 10 years and expire starting in 2027. A valuation allowance has been recorded on all tax attributes not expected to be realized in future periods.

The net deferred tax liability as of January 28, 2023 is included in the Other Long-Term Liabilities on the Consolidated Balance Sheets.

The following table summarizes the changes in the valuation allowance:

		2022		2021		2020
		(in thousands)				
Valuation allowance, beginning of year	$	107,669	$	108,418	$	2,313
Changes in related gross deferred tax assets/liabilities		2,661		(228)		410
Charge/(release)		(68,563)		(521)		105,695
Valuation allowance, end of year	$	41,767	$	107,669	$	108,418

The decrease in the valuation allowance in 2022 is primarily attributable to the gain on the transaction with WHP. The gain on the transaction with WHP in 2022 allowed the Company to utilize certain deferred tax assets and tax attributes with a corresponding release to the Company's valuation allowance.

Uncertain Tax Positions

The Company evaluates tax positions using a more likely than not recognition criterion.

A reconciliation of the beginning to ending unrecognized tax benefits is as follows:

	January 28, 2023	January 29, 2022	January 30, 2021
	(in thousands)		
Unrecognized tax benefits, beginning of year	$ 1,573	$ 1,388	$ 1,305
Gross addition for tax positions of the current year	335	—	—
Gross addition for tax positions of the prior year	174	291	327
Settlements	—	—	—
Reduction for tax positions of prior years	—	—	—
Lapse of statute of limitations	(115)	(106)	(244)
Unrecognized tax benefits, end of year	$ 1,967	$ 1,573	$ 1,388

The amount of the above unrecognized tax benefits as of January 28, 2023, January 29, 2022 and January 30, 2021 that would impact the Company's effective tax rate, if recognized, is $2.0 million, $1.6 million and $1.4 million, respectively.

During 2022 and 2021, the Company released gross uncertain tax positions of $0.1 million and $0.1 million, respectively, and the related accrued interest and penalties of $0.1 million and $0.1 million, respectively, as a result of the expiration of associated statutes of limitation.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The total amount of net interest in tax expense related to interest and penalties included in the Consolidated Statements of Income and Comprehensive Income was $0.1 million for 2022, $(0.1) million for 2021 and $(0.1) million for 2020. As of January 28, 2023 and January 29, 2022, the Company had accrued interest and penalties of $0.5 million and $0.3 million, respectively.

The Company is subject to examination by the IRS for years subsequent to 2013. The Company is currently under audit for refund claims related to the carryback of U.S. federal net operating losses as a result of CARES Act provisions. The Company is also generally subject to examination by various U.S. state and local and non-U.S. tax jurisdictions for the years subsequent to 2013. The Company does not expect the results from any income tax audit to have a material impact on the Company's financial statements.

The Company believes that over the next twelve months, it is reasonably possible that up to $0.2 million of unrecognized tax benefits could be resolved as the result of settlements of audits and the expiration of statutes of limitation. Final settlement of these issues may result in payments that are more or less than this amount, but the Company does not anticipate that the resolution of these matters will result in a material change to its consolidated financial position or results of operations.

NOTE 7 | DEBT

The following table summarizes the Company's outstanding debt as of the dates indicated:

	January 28, 2023	January 29, 2022
	(in thousands)	
Term Loan Facility	$ —	$ 96,737
Revolving Facility	122,000	35,000
Total outstanding borrowings	122,000	131,737
Less: unamortized debt issuance costs	—	(2,940)
Total debt, net	122,000	128,797
Less: current portion of long-term debt	—	11,216
Long-term debt, net	$ 122,000	$ 117,581
Outstanding letters of credit	$ 19,636	$ 34,636

Term Loan Facility

On January 13, 2021, Express Holding, LLC, a wholly-owned subsidiary of the Company ("Express Holding"), and its subsidiaries entered into the $140.0 million Asset-Based Term Loan Agreement (the "Term Loan Facility"), among the Loan Parties (as defined therein), Wells Fargo Bank, National Association ("Wells Fargo"), as administrative agent and collateral agent, and the other lenders named therein (the "Term Loan Lenders").

The Term Loan Facility provided for a "first in, last out" term loan in an amount equal to $90.0 million (the "FILO Term Loan") and a delayed draw term loan facility in an amount equal to $50.0 million (the "DDTL"). The Term Loan Facility is a senior secured obligation that ranks equally with the Loan Parties' other senior secured obligations.

During 2021, the Company drew down the additional $50.0 million under the DDTL and repaid $43.3 million with proceeds from 2020 CARES Act tax refunds, as required under the Term Loan Facility. The fair value of the Term Loan Facility at January 29, 2022 was $98.0 million.

On November 23, 2022, the Company's $140.0 million Term Loan Facility was amended (the Amended Term Loan Facility") by refinancing its $90.0 million FILO Term Loan (the "Existing FILO Loans") with a new $90.0 million Term Loan Facility (the "Amendment FILO Term Loan") and terminating its $50.0 million DDTL (the "Existing DDTL"). The Amended Term Loan Facility (i) refinanced the outstanding principal balance of the Existing FILO Loans with the Amendment FILO Term Loan, (ii) terminated its Existing DDTL and (iii) modified the interest rate and maturity date of the Existing FILO Loans. The previous maturity date of the Existing FILO Loans of May 24, 2024 was extended by the Amended Term Loan Facility to the earlier of November 26, 2027 or the maturity date of the Amended Revolving Credit Facility. Additionally, the Amended Term Loan Facility replaced the London Interbank Offered Rate ("LIBOR") as the interest rate benchmark with the Secured Overnight Financing Rate ("SOFR") interest rate benchmark.

On January 25, 2023, the Company paid in full the outstanding Obligations (as defined in the FILO Term Loan) due under the Asset-Based Loan Credit Agreement dated as of January 13, 2021, by and among the Company, Express Topco, Express Holding, Express, LLC and the other loan parties named therein (such payment, the "FILO Term Loan Payoff"). The Company recognized $5.1 million of FILO Term Loan refinancing costs, $4.5 million of early debt termination fees related to the termination of the Term Loan and $1.8 million of accelerated Term Loan discount amortization. Pursuant to the FILO Term Loan Payoff, the Company has no further obligations under the FILO Term Loan. Cash interest paid in 2022 included the FILO Term Loan refinancing costs and the early debt termination fees related to the termination of the Term Loan.

Revolving Credit Facility

On May 24, 2019, Express Holding and its subsidiaries entered into a First Amendment to the Second Amended and Restated $250.0 million Asset-Based Loan Credit Agreement (as amended, the "Revolving Credit Facility").

On March 17, 2020, the Company provided notice to the lenders under the Revolving Credit Facility of a request to borrow $165.0 million.

On January 13, 2021, Express Holding and its subsidiaries entered into the Second Amendment to the Second Amended and Restated $250.0 million Asset-Based Loan Credit Agreement and the Second Amendment to the Amended and Restated Security Agreement, among the Loan Parties (as defined therein), the lenders party thereto, and Wells Fargo Bank, National Association ("Wells Fargo"), as administrative agent and collateral agent, and Bank of America, N.A. ("Bank of America"), as documentation agent (the "2021 Revolving Credit Facility Amendment"). The 2021 Revolving Credit Facility Amendment amended the Loan Parties' existing asset-based Revolving Credit Facility. The 2021 Revolving Credit Facility Amendment added the Company and Express Topco LLC as Loan Parties, fully obligated and bound by all of the respective covenants, representations, warranties and events of default.

On November 23, 2022, the Company entered into the Third Amendment to Second Amended and Restated Asset-Based Loan Credit Agreement and Restated Asset-Based Loan Credit Agreement and First Amendment to Second Amended and Restated Security Agreement, among the Loan Parties, the lenders party thereto, Wells Fargo, as administrative agent and collateral agent, and Bank of America, as documentation agent (the "2022 Revolving Credit Facility Amendment"). The 2022 Revolving Credit Facility Amendment amended the Loan Parties' existing asset-based revolving credit facility, which was previously scheduled to expire on May 24, 2024. The maturity date was extended by the Amended Revolving Credit Facility to the earlier of November 26, 2027 or the maturity date of the Amended Term Loan Facility. The 2022 Revolving Credit Facility Amendment followed modification accounting which resulted in the unamortized fees related to the 2021 Revolving Credit Facility Amendment being amortized over the life of the 2022 Revolving Credit Facility Amendment.

Under the 2022 Revolving Credit Facility Amendment, the maximum borrowing amount was increased by $40.0 million to $290.0 million. Additionally, the Amended Term Loan Facility replaced the LIBOR as the interest rate benchmark with the SOFR interest rate benchmark.

On January 25, 2023, the Company entered into the Consent and Fourth Amendment to Second Amended and Restated Asset-Based Loan Credit Agreement and Amendment to Certain Ancillary Loan Documents, by and among the Loan Parties party thereto, the lenders party thereto, Wells Fargo, as administrative agent and collateral agent, and Bank of America, as documentation agent (the "Amended Revolving Credit Facility"). The Amended Revolving Credit Facility will mature on November 26, 2027.

Under the Amended Revolving Credit Facility, revolving loans may be borrowed, repaid and reborrowed until November 26, 2027, at which time all amounts borrowed must be repaid. Amounts borrowed under the Amended Revolving Credit Facility will bear interest at a variable rate indexed to SOFR plus a pricing margin ranging from 1.75% to 2.25% per annum, as determined in accordance with the provisions of the Amended Revolving Credit Facility based on average daily excess availability, as of any date of determination, for the most recently ended fiscal quarter, commencing April 30, 2023.

The Amended Revolving Credit Facility has a maximum borrowing amount of $290.0 million, subject to a borrowing base which is calculated based on specified percentages of eligible inventory, credit card receivables and cash, less certain reserves. Commitment reductions and termination of the Amended Revolving Credit Facility prior to the maturity date is permitted, subject in certain instances to a prepayment fee. As of January 28, 2023, the interest rate on the outstanding borrowings of $122.0 million was approximately 6.5%.

The unused line fee payable under the Amended Revolving Credit Facility is 0.25% per annum regardless of the average daily excess availability, payable in arrears monthly on the first day of each calendar month. The Borrower is also obligated to pay other customary closing fees, arrangement fees, administration fees and letter of credit fees for a credit facility of this size and type.

The Amended Revolving Credit Facility requires the Borrower to maintain minimum excess availability of at least the greater of (i) $25.0 million or (ii) 10% of the sum of Amended Revolving Credit Facility loan cap. From and after the date on which EBITDA (as defined therein) has exceeded $50.0 million for two consecutive fiscal quarters (each of which consecutive fiscal quarters shall have commenced after November 2, 2024), at any time the excess availability is less than the greater of (i) $25.0 million or (ii) 10% of the Amended Revolving Credit Facility loan cap, and until the excess availability exceeds such amount for thirty consecutive days, the Borrower is required to maintain a fixed charge coverage ratio (as further described in the Amended Revolving Credit Facility) of at least 1.00:1.00, calculated as of the last day of each fiscal quarter (as further described in the Amended Revolving Credit Facility).

The Amended Revolving Credit Facility includes customary events of default that, include among other things, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross-default to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults, ERISA defaults, structural defaults under the loan documents and a change of control default. The occurrence of an event of default could result in the acceleration of the obligations under the Amended Revolving Credit Facility. Under certain circumstances, a default interest rate will apply on any amount payable under the Amended Revolving Credit Facility during the existence of an event of default at a per annum rate equal to 2.00% above the applicable interest rate for any principal and 2.00% above the rate applicable for base rate loans for any other interest.

All obligations under the Amended Revolving Credit Facility are guaranteed by the Loan Parties (other than the Borrower) and secured by (a) a first priority lien on substantially all of the Loan Parties' assets, subject to certain permitted liens.

As of January 28, 2023, the Company had $122.0 million in borrowings outstanding under the Amended Revolving Credit Facility and approximately $148.4 million remained available for borrowing under the Amended Revolving Credit Facility after giving effect to outstanding letters of credit in the amount of $19.6 million and subject to certain borrowing base limitations as further discussed above. The fair value of the Amended Revolving Credit Facility at January 28, 2023 and January 29, 2022 was $115.0 million and $36.5 million, respectively.

Letters of Credit

The Company may enter into various trade letters of credit ("trade LCs") in favor of certain vendors to secure merchandise. These trade LCs are issued for a defined period of time, for specific shipments, and generally expire three weeks after the merchandise shipment date. As of January 28, 2023 and January 29, 2022, there were no outstanding trade LCs. Additionally, the Company enters into stand-by letters of credit ("stand-by LCs") on an as-needed basis to secure payment obligations for third party logistic services, merchandise purchases, and other general and administrative expenses. As of January 28, 2023 and January 29, 2022, outstanding stand-by LCs totaled $19.6 million and $34.6 million, respectively.

NOTE 8 | STOCKHOLDERS' EQUITY

Share Repurchase Programs

On November 28, 2017, the Company's Board of Directors ("Board") approved a share repurchase program that authorizes the Company to repurchase up to $150.0 million of the Company's outstanding common stock using available cash (the "Repurchase Program"). The Company may repurchase shares on the open market, including through Rule 10b5-1 plans, in privately negotiated transactions, through block purchases, or otherwise in compliance with applicable laws, including Rule 10b-18 of the Exchange Act of 1934. The timing and amount of stock repurchases will depend on a variety of factors, including business and market conditions as well as corporate and regulatory considerations. The share repurchase program may be suspended, modified, or discontinued at any time and the Company has no obligation to repurchase any amount of its common stock under the program. The Company did not repurchase shares of its common stock during 2022, 2021 or 2020. As of January 28, 2023, the Company had approximately $34.2 million remaining under this authorization.

ATM Equity Offering Sales Agreement

On June 3, 2021, the Company entered into an ATM Equity Offering Sales Agreement (the "Sales Agreement") with BofA Securities, Inc. ("BofA"), as the sales agent to sell up to 15.0 million shares of the Company's common stock, par value $0.01 per share, through an "at-the-market" offering program. Such shares are issued pursuant to the

Company's shelf registration statement on Form S-3 (Registration No. 333-253368) filed with the SEC on April 6, 2021.

On December 2, 2022, the Company delivered written notice to BofA to terminate the Sales Agreement. The termination of the Sales Agreement became effective as of December 7, 2022. The Company exercised its option to terminate the Sales Agreement due to the fact that the Company no longer intends to utilize the Sales Agreement. There are no penalties associated with the termination of the Sales Agreement. Prior to its termination, the Company did not issue or sell any shares of its Common Stock pursuant to the Sales Agreement during 2022 or 2021.

Investment Agreement

On December 8, 2022, the Company, entered into an investment agreement (the "Investment Agreement") with WHP, relating to the issuance and sale of shares of the Company's common stock, par value $0.01, in a private placement to WHP. On January 25, 2023, the Company completed the transaction contemplated by the Investment Agreement. Pursuant to the Investment Agreement, the Company issued and sold 5.4 million shares of common stock to WHP (the "Purchased Shares") for a purchase price of $4.60 per share, or an aggregate purchase price of $25.0 million (the "Stock Purchase"), representing an approximate pro forma ownership of 7.4%. The Investment Agreement contains customary representations, warranties and covenants of the Company and WHP. The excess paid over fair value of $17.8 million was recorded in gain on transaction with WHP on the Consolidated Statements of Income and Comprehensive Income.

NOTE 9 | LONG-TERM INCENTIVE COMPENSATION

The Company records the fair value of share-based payments to employees in the Consolidated Statements of Income and Comprehensive Income as compensation expense, net of forfeitures, over the requisite service period. The Company issues shares of common stock from treasury stock, at average cost, upon exercise of stock options and vesting of restricted stock units, including those with performance conditions.

Long-Term Incentive Compensation Plans

On April 30, 2018, upon the recommendation of the Committee, the Board unanimously approved and adopted, subject to stockholder approval, the Express, Inc. 2018 Incentive Compensation Plan (the "2018 Plan") to replace the previous plan. On June 13, 2018, stockholders of the Company approved the 2018 Plan and all grants made subsequent to that approval have been made under the 2018 Plan. The primary change made by the 2018 Plan was to increase the number of shares of common stock available for equity-based awards by 2.4 million shares.

In the third quarter of 2019, in connection with updates made by the Company to its policy regarding the clawback of incentive compensation awarded to associates, the Board approved an amendment to the 2018 Plan, solely for the purpose of updating the language regarding the recoupment of awards granted under the 2018 Plan.

On March 17, 2020, upon the recommendation of the Committee, the Board unanimously approved and adopted, subject to stockholder approval, a second amendment to the 2018 Plan, which increased the number of shares of common stock available under the 2018 Plan by 2.5 million shares. On June 10, 2020, stockholders of the Company approved this plan amendment.

The following summarizes long-term incentive compensation expense:

	2022	2021	2020
	(in thousands)		
Restricted stock units	$ 4,075	$ 6,212	$ 8,220
Stock options	350	728	1,242
Performance-based restricted stock units	3,115	2,869	—
Total share-based compensation	$ 7,540	$ 9,809	$ 9,462
Cash-settled awards	8,662	9,142	695
Total long-term incentive compensation	$ 16,202	$ 18,951	$ 10,157

The stock compensation related income tax benefit, excluding consideration of valuation allowances, recognized by the Company in 2022, 2021, and 2020 was $3.1 million, $4.2 million and $0.9 million, respectively.

The valuation allowances associated with these tax benefits were $3.1 million in 2022 compared to $4.2 million in 2021. There were no valuation allowances associated with the tax benefits in 2020.

Equity Awards

Restricted Stock Units

During 2022, the Company granted restricted stock units ("RSUs") under the terms of the 2018 Plan. The fair value of the RSUs is determined based on the Company's closing stock price on the day prior to the grant date in accordance with the 2018 Plan. The RSUs granted in 2022, in general, vest ratably over one to three years and the expense related to these RSUs will be recognized using the straight-line attribution method over this vesting period.

The Company's activity with respect to RSUs for 2022 was as follows:

	Number of Shares	Grant Date Weighted Average Fair Value
	(in thousands, except per share amounts)	
Unvested, January 29, 2022	3,561	$ 2.55
Granted	373	$ 2.60
Vested	(1,888)	$ 2.84
Forfeited	(313)	$ 2.39
Unvested, January 28, 2023	1,733	$ 2.27

The total fair value of RSUs that vested during 2022, 2021, and 2020 was $5.4 million, $8.8 million and $7.4 million, respectively. As of January 28, 2023, there was approximately $1.2 million of total unrecognized compensation expense related to unvested RSUs, which is expected to be recognized over a weighted-average period of approximately 0.5 years.

Stock Options

During 2022, the Company did not grant stock options. The expense for stock options is recognized using the straight-line attribution method.

The Company's activity with respect to stock options during 2022 was as follows:

	Number of Shares	Grant Date Weighted Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
	(in thousands, except per share amounts and years)			
Outstanding, January 29, 2022	2,973	$ 5.39		
Granted	—	$ —		
Exercised	—	$ —		
Forfeited or expired	(116)	$ 18.91		
Outstanding, January 28, 2023	2,857	$ 4.84	5.8	$ —
Expected to vest at January 28, 2023	279	$ 2.60	6.5	$ —
Exercisable at January 28, 2023	2,577	$ 5.09	5.7	$ —

As of January 28, 2023, there was approximately $0.2 million of total unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted-average period of approximately 0.5 years.

The Company uses the Black-Scholes-Merton option-pricing model to value stock options granted to employees and directors. The Company's determination of the fair value of stock options is affected by the Company's stock price, as well as a number of subjective and complex assumptions. These assumptions include the risk-free interest rate, the Company's expected stock price volatility over the term of the awards, expected term of the award, and dividend yield. There were no stock options issued or exercised in 2022, 2021 and 2020.

Performance-Based Restricted Stock Units

During 2022, the Company granted performance shares to a limited number of senior executive-level employees, which entitle these employees to receive a specified number of shares of the Company's common stock upon vesting. The number of shares earned could range between 0% and 200% of the target amount depending upon performance achieved over a three-year vesting period. The performance conditions of the award include adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA") targets and total shareholder return ("TSR") of the Company's common stock relative to a select group of peer companies. A Monte Carlo valuation model was used to determine the fair value of the awards. The TSR performance metric is a market condition. Therefore, fair value of the awards is fixed at the measurement date and is not revised based on actual performance. The number of shares that are expected to vest will change based on estimates of the Company's Adjusted EBITDA performance in relation to the pre-established targets. The 2022 target grant currently corresponds to approximately 1.9 million shares, with a grant-date fair value of $3.97 per share. As of January 28, 2023, $5.5 million of total unrecognized compensation cost is expected to be recognized on performance-based restricted stock units over a remaining weighted-average period of 1.6 years.

Cash-Settled Awards

Time-Based Cash-Settled Awards

During 2022, the Company granted time-based cash-settled awards to employees that vest ratably over three years. These awards are classified as liabilities and do not vary based on changes in the Company's stock price or performance. The expense related to these awards will be accrued using a straight-line method over this vesting period. As of January 28, 2023, $11.9 million of total unrecognized compensation cost is expected to be recognized on time-based cash-settled awards over a weighted-average period of 1.4 years.

Performance-Based Cash-Settled Awards

In March 2020, the Company granted performance-based cash-settled awards to a limited number of senior executive-level employees. Due to the significant disruption caused by the COVID-19 pandemic on the Company's business operations, as well as its adverse impact on consumer confidence and demand, the Committee delayed setting performance targets for the 2020 long-term performance-based awards until February 2021. While the 2020 long-term performance awards remain subject to a three-year vesting cliff, these awards are subject to a two-year performance period instead of a three-year performance period. These awards are classified as liabilities, with the amount to be paid out estimated each reporting period. Expense is being recognized in proportion to the completed requisite period up until date of settlement. The amount of cash earned could range between 0% and 200% of the target amount depending upon performance achieved over a two-year performance period commencing on the first day of the Company's 2021 fiscal year and ending on the last day of the Company's 2022 fiscal year. The performance condition of the award is Adjusted EBITDA. The amount of cash earned will change based on estimates of the Company's Adjusted EBITDA performance in relation to the pre-established targets. As of January 28, 2023, $0.6 million of total unrecognized compensation cost is expected to be recognized on performance-based cash-settled awards over a remaining weighted-average period of 0.2 years.

NOTE 10 | EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted weighted-average shares used to calculate basic and diluted earnings per share:

	2022	2021	2020
	(in thousands)		
Weighted-average shares - basic	68,046	66,448	64,624
Dilutive effect of stock options, restricted stock units and restricted stock	1,012	—	—
Weighted-average shares - diluted	69,058	66,448	64,624

Equity awards representing 3.4 million, 7.8 million and 10.6 million shares of common stock were excluded from the computation of diluted earnings per share for 2022, 2021, and 2020, respectively, as the inclusion of these awards would have been anti-dilutive.

Additionally, for 2022, 2.9 million shares were excluded from the computation of diluted weighted average shares because the number of shares that will ultimately be issued is contingent on the Company's performance compared to pre-established performance goals, which have not been achieved as of January 28, 2023.

NOTE 11 | RETIREMENT BENEFITS

The employees of the Company, if eligible, participate in a qualified defined contribution retirement plan (the "Qualified Plan") sponsored by the Company.

Participation in the Company's Qualified Plan is available to employees who meet certain age and service requirements. The Qualified Plan permits employees to elect contributions up to the lesser of 15% of their compensation or the maximum limits allowable under the Internal Revenue Code ("IRC"). The Company matches employee contributions according to a predetermined formula. Employee contributions and Company matching contributions vest immediately.

Total expense recognized related to the Qualified Plan employer match was $3.8 million, $3.7 million, and $3.4 million in 2022, 2021, and 2020, respectively.

NOTE 12 | COMMITMENTS AND CONTINGENCIES

In a complaint filed in January 2017 by Mr. Jorge Chacon in the Superior Court for the State of California for the County of Orange, certain subsidiaries of the Company were named as defendants in a representative action alleging violations of California state wage and hour statutes and other labor standards. The lawsuit seeks unspecified monetary damages and attorneys' fees.

In July 2018, former associate Ms. Christie Carr filed suit in Alameda County Superior Court for the State of California naming certain subsidiaries of the Company as defendants in a representative action alleging violations of California State wage and hour statutes and other labor standard violations. The lawsuit seeks unspecified monetary damages and attorneys' fees.

On January 29, 2019, Mr. Jorge Chacon filed a second representative action in the Superior Court for the State of California for the County of Orange alleging violations of California state wage and hour statutes and other labor standard violations, which was removed to federal court by the Company and is now pending in the United States District Court for the Central District of California (the "District Court"). The lawsuit seeks unspecified monetary damages and attorneys' fees. In June 2021, a portion of Mr. Chacon's claims in this action were certified as a class action. Plaintiff and the Company both filed Motions for Summary Judgment on February 28, 2022.

In June 2022, as a result of a mediation process overseen by an independent mediator, the parties agreed, subject to approval by the District Court, to settle these matters for an amount not material to the Company. The proposed settlement will resolve the Chacon and Carr matters in their entirety and also provide for a broad release of claims asserted therein on behalf of the Company's current and former employees in California for wage and hour violations.

As of January 28, 2023, the Company's Consolidated Balance Sheet includes an estimated liability based on its best estimate of the outcome of the unresolved matters.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) promulgated under the Exchange Act of 1934) that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act of 1934 reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

Management, including the principal executive officer and principal financial officer, conducted an evaluation prior to filing this report of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of January 28, 2023.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with generally accepted accounting principles. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 28, 2023. In making this assessment, we used the criteria set forth by COSO. Based on our assessment, management concluded that, as of January 28, 2023, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of January 28, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein. See "**Item 8. Financial Statements and Supplementary Data**" of this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934) that occurred during the fourth quarter of 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item will appear in our Proxy Statement for our 2023 Annual Meeting of Stockholders under the captions "Election of Class I Directors," "Executive Officers," "Stock Ownership Information—Delinquent Section 16(a) Reports," "Corporate Governance—Board Practices," "Corporate Governance—Board Composition" and "Corporate Governance—Board Leadership & Structure" and the information therein is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item will appear in our Proxy Statement for our 2023 Annual Meeting of Stockholders under the captions "Corporate Governance—Board Leadership & Structure," "Executive Compensation," and the information therein is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table summarizes share and exercise price information about our equity compensation plan as of January 28, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	7,476,228	$ 4.84	3,344,306
Equity compensation plans not approved by security holders	—	—	—
Total	7,476,228	$ 4.84	3,344,306

The table above includes 2,887,049 RSUs with performance conditions. The number of performance-based RSUs that are ultimately earned may vary from 0% to 200% of target depending on achievement relative to the predefined financial performance targets. The amounts in columns (a) and (c) reflected in the table are calculated assuming the target payout for all performance-based restricted stock units.

The other information required by this item will appear in our Proxy Statement for our 2023 Annual Meeting of Stockholders under the caption "Stock Ownership Information" and the information therein is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item will appear in our Proxy Statement for our 2023 Annual Meeting of Stockholders under the captions "Proxy Statement Summary Information" and "Corporate Governance—Board Practices," and the information therein is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item will appear in our Proxy Statement for our 2023 Annual Meeting of Stockholders under the caption "Audit Committee—Independent Registered Public Accounting Firm Fees and Services" and the information therein is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) (1) Consolidated Financial Statements

The following consolidated financial statements of Express, Inc. and its subsidiaries are filed as part of this report under **Item 8. Financial Statements and Supplementary Data**:

Report of Independent Registered Public Accounting Firm - PricewaterhouseCoopers, LLP

Consolidated Balance Sheets as of January 28, 2023 and January 29, 2022

Consolidated Statements of Income and Comprehensive Income for the years ended January 28, 2023, January 29, 2022, and January 30, 2021

Consolidated Statements of Changes in Stockholders' Equity for the years ended January 28, 2023, January 29, 2022, and January 30, 2021

Consolidated Statements of Cash Flows for the years ended January 28, 2023, January 29, 2022, and January 30, 2021

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

(3) List of Exhibits

The following exhibits are either included in this report or incorporated by reference as indicated in the following:

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Certificate of Incorporation of Express, Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-168097), filed with the SEC on July 14, 2010).
3.2	Certificate of Amendment of Certificate of Incorporation of Express, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on June 11, 2013).
3.3	Bylaws of Express, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on January 24, 2023).
3.4	Certificate of Designations of Series A Preferred Stock of Express, Inc., as filed with the Secretary of State of the State of Delaware on April 20, 2020 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on April 21, 2020).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1/A (File No. 333-164906), filed with the SEC on April 30, 2010 (the "Express S-1")).
4.2	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K, filed with the SEC on March 24, 2022).
4.3	Registration Rights Agreement, by and between Express, Inc. and WHP Borrower, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on January 26, 2023).
10.1+	Form of Amended and Restated Employment Agreement (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q, filed with the SEC on June 6, 2013).

10.2+	Form of Amended and Restated Severance Agreement (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q, filed with the SEC on June 6, 2013).
10.3+	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.11 to the Express S-1).
10.4+	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.17 to the Express S-1).
10.5+	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.19 to the Express S-1).
10.6+	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.13 to the Express S-1).
10.7+	Form of Stock Option Grant Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on June 6, 2013).
10.8+	Form of Performance Share Unit Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q, filed with the SEC on June 6, 2013).
10.9+	Form of Non-Qualified Stock Option Grant (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on April 4, 2014).
10.10+	Form of Restricted Stock Unit Agreement for Restricted Stock Units (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC on April 4, 2014).
10.11+	Form of Restricted Stock Unit Agreement for Performance Stock Units (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC on April 4, 2014).
10.12	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.22 to the Express S-1
10.13	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on January 5, 2012).
10.14	Second Amended and Restated $250,000,000 Asset-Based Loan Credit Agreement, dated as of May 20, 2015 among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the Initial Lenders, Initial Issuing Bank and Swing Line Bank, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent, U.S. Bank National Association, as Syndication Agent, and Wells Fargo Bank, National Association, as Sole Lead Arranger and Sole Bookrunner (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on May 27, 2015).
10.15+	Form of Severance Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on July 7, 2015).
10.16	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on July 7, 2015).
10.17+	Form of Restricted Stock Unit Agreement for Performance Stock Units (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on April 1, 2016).
10.18	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on August 3, 2016).
10.19+	Form of Restricted Stock Unit Agreement for Performance Stock Units (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on March 17, 2017).
10.20+	Form of Second Amended and Restated Employment Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 17, 2017).
10.21+	Form of Amended and Restated Severance Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed with the SEC on March 17, 2017).
10.22+	Second Amended and Restated Express, Inc. 2010 Incentive Compensation Plan (incorporated by reference to Appendix B to Express, Inc.'s definitive proxy statement on Schedule 14A, filed with the SEC on April 28, 2017).
10.23+	Form of Restricted Stock Unit and Other Cash-Based Award Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on April 6, 2018).
10.24+	Form of Restricted Stock Unit Agreement for Directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on June 14, 2018).
10.25+	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on March 21, 2019).
10.26+	Form of Other Cash-Based Award Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 21, 2019).

10.27	First Amendment to Second Amended and Restated $250,000,000 Asset-Based Loan Credit Agreement and First Amendment to Amended and Restated Security Agreement, dated as of May 24, 2019, among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the subsidiary guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent, as Collateral Agent, as Issuing Bank and as Swingline Bank (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on May 30, 2019).
10.28+	Form of Express, Inc. Employment Inducement Award Agreement of Non-qualified Stock Options (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed with the SEC on September 10, 2019).
10.29+	Form of Express, Inc. Employment Inducement Award Agreement of Restricted Stock Units (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on September 10, 2019).
10.30+	Letter Agreement, dated as of September 23, 2019, between Express, Inc. and Matt Moellering (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on September 23, 2019).
10.31+	Second Amended and Restated Express, Inc. 2018 Incentive Compensation Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8, filed with the SEC on June 15, 2020).
10.32	$140,000,000 Asset-Based Term Loan Agreement, dated January 13, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on January 13, 2021).
10.33	Second Amendment to the Second Amended and Restated $250,000,000 Asset-Based Loan Credit Agreement, dated January 13, 2021 incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on January 13, 2021).
10.34+	Employment Agreement by and among Express, Inc., Express LLC and Timothy Baxter, dated effective June 18, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on June 17, 2022).
10.35	First Amendment to Asset-Based Term Loan Agreement and First Amendment to Security Agreement, dated November 23, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on November 28, 2022).
10.36	Third Amendment to Second Amended and Restated Asset-Based Loan Credit Agreement and First Amendment to Second Amended and Restated Security Agreement, dated November 23, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on November 28, 2022).
10.37	Investment Agreement, by and between Express, Inc. and WH Borrower, LLC, dated December 8, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed with the SEC on December 9, 2022).
10.38	Membership Interest Purchase Agreement by and among Express, Inc., WH Borrower, LLC and Express, LLC, dated December 8, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed with the SEC on December 9, 2022).
10.39*+	Special Cash Business Continuity Award Agreement, by and between Express LLC and Jason Judd, dated effective January 19, 2023.
10.40	Amended Revolving Credit Facility, by and among Express, Inc., Express Topco LLC, Express Holding, LLC, Express, LLC, Express Fashion Investments, LLC and the other loan parties signatory thereto, Wells Fargo Bank, National Association, as administrative agent and collateral agent, and the other lenders named therein, dated January 25, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 26, 2023).
10.41	Operating Agreement, by and among Express, LLC, Express Fashion Investments, LLC, Exp Topco, LLC and EXPWHP, LLC, dated January 25, 2023 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on January 26, 2023).
10.42	Intellectual Property License Agreement, by and between Express, Inc. and EXP Topco LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on January 26, 2023).
21.1*	List of subsidiaries of registrant.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Principal Financial Officer and Principal Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+ Indicates a management contract or compensatory plan or arrangement.

* Filed herewith.

(b)   Exhibits

The exhibits to this report are listed in section (a)(3) of Item 15 above.

(c)   Financial Statement Schedules

None.

ITEM 16. FORM 10-K SUMMARY.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2023   EXPRESS, INC.

By: /s/ Jason Judd
       _____
       Jason Judd
       Senior Vice President, Chief Financial Officer and Treasurer
       (Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints Jason Judd as attorney-in-fact and agent, with full power of substitution and re-substitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in son, hereby ratifying and confirming all that said attorney-in-fact or substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:	March 31, 2023	By:	/s/ Timothy Baxter
			Timothy Baxter
			Chief Executive Officer (Principal Executive Officer), Director
Date:	March 31, 2023	By:	/s/ Jason Judd
			Jason Judd
			Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
Date:	March 31, 2023	By:	/s/ Michael G. Archbold
			Michael G. Archbold
			Director
Date:	March 31, 2023	By:	/s/ Terry Davenport
			Terry Davenport
			Director
Date:	March 31, 2023	By:	/s/ Karen Leever
			Karen Leever
			Director
Date:	March 31, 2023	By:	/s/ Patricia E. Lopez
			Patricia E. Lopez
			Director
Date:	March 31, 2023	By:	/s/ Antonio J. Lucio
			Antonio J. Lucio
			Director
Date:	March 31, 2023	By:	/s/ Mylle H. Mangum
			Mylle H. Mangum
			Director
Date:	March 31, 2023	By:	/s/ Satish Mehta
			Satish Mehta
			Director
Date:	March 31, 2023	By:	/s/ Yehuda Shmidman
			Yehuda Shmidman
			Director
Date:	March 31, 2023	By:	/s/ Peter Swinburn
			Peter Swinburn
			Director

Executive Officers of Express, Inc.

Timothy Baxter
Chief Executive Officer

Sara Tervo
Executive Vice President and Chief Marketing Officer

Matthew Moellering
President and Chief Operating Officer

Jason Judd
Senior Vice President, Chief Financial Officer and Treasurer

Malissa Akay
Executive Vice President and Chief Merchandising Officer

Board of Directors

Michael Archbold (1)
Retired Chief Executive Officer, GNC Holdings Inc.

Antonio Lucio (2)

Principal and Founder, 5S Diversity

Timothy Baxter
Chief Executive Officer, Express, Inc.

Mylle Mangum (1,2,3)
Chief Executive Officer, IBT Holdings, LLC

Terry Davenport (2)
Retired Global Brand Advisor, Starbucks Coffee Company

Satish Mehta (1)
Chief Technology Officer, Chewy, Inc.

Karen Leever (2)
Chief Operating Officer, Fetch by the Dodo

Yehuda Shmidman
Chairman and Chief Executive Officer, WHP Global

Patricia Lopez (1)
Retired Chief Executive Officer, High Ridge Brands

Peter Swinburn (2)
Retired Chief Executive Officer and President, Molson Coors Brewing Company

1 = Member of the Audit Committee
2 = Member of the Compensation and Governance Committee
3 = Chairman of the Board

Company Information

Headquarters

Express, Inc.
1 Express Drive
Columbus, Ohio 43230

(614) 474-7000

Stock Exchange Listing

New York Stock Exchange
(Trading Symbol "EXPR")

Information Requests

Through our website: www.express.com/investor

Upon written request to: Express, Inc.
Investor Relations
1 Express Drive
Columbus, Ohio 43230

By calling: (888) 423-2421

Annual Meeting of Shareholders

8:30 a.m., June 7, 2023

The Annual Meeting will be held virtually via live webcast at
www.virtualshareholdermeeting.com/EXPR2023

Independent Registered Public Accounting Firm

PricewaterhouseCoopers, LLP
Columbus, Ohio

Stock Transfer Agent

Computershare Trust Company N.A.
150 Royall Street
Canton, MA 02021

(800) 962-4284
www.computershare.com

NYSE Certification Statement

Our Chief Executive Officer and Chief Financial Officer have filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to our Form 10-K for the fiscal year ended January 28, 2023. In addition, our Chief Executive Officer filed a separate annual certification to the New York Stock Exchange following our annual meeting of shareholders on June 8, 2022.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "potential," "intend," "believe," "may," "will," "should," "can have," "likely," "continue to," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, and financial results; our plans, objectives, strategies, and initiatives for future operations or growth; the expected outcome of such plans, objectives, strategies, and initiatives; or expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including, but not limited to those under the heading "Risk Factors" in Part I, Item 1A in this Annual Report on Form 10-K. Those factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this Annual Report on Form 10-K. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events, except as required by law, including the securities laws of the United States and rules and regulations of the Securities and Exchange Commission ("SEC").

